UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
  _____________________________________________________________
FORM 6-K
  _____________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarterly period ended March 31, 2019
Commission file number 1- 32479
  _____________________________________________________________
TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
   _____________________________________________________________
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)
   _____________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒             Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes  ☐            No   ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes  ☐            No   ☒

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2019

ITEM 1 – FINANCIAL STATEMENTS
TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (LOSS) (notes 1 and 2)
(in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended March 31,
	2019	2018
	$	$
Voyage revenues (notes 6 and 10a)	149,744	115,306
Voyage expenses	(5,775)	(5,801)
Vessel operating expenses (note 10a)	(26,101)	(27,967)
Time-charter hire expense (notes 5b and 10a)	(5,591)	—
Depreciation and amortization	(34,126)	(29,267)
General and administrative expenses (notes 10a and 14)	(6,632)	(7,071)
Write-down of vessels (note 16)	—	(18,662)
Restructuring charges (note 15)	(2,158)	(1,396)
Income from vessel operations	69,361	25,142
Equity income (note 7)	5,578	26,724
Interest expense	(42,217)	(24,706)
Interest income	1,078	914
Realized and unrealized (loss) gain on non-designated derivative instruments (note 11)	(6,617)	8,001
Foreign currency exchange loss (notes 8 and 11)	(731)	(1,273)
Other income (expense) (note 12b)	251	(52,582)
Net income (loss) before income tax expense	26,703	(17,780)
Income tax expense (note 9)	(2,578)	(779)
Net income (loss)	24,125	(18,559)
Non-controlling interest in net income (loss)	2,508	(11,665)
Preferred unitholders' interest in net income (loss)	6,425	6,425
General partner's interest in net income (loss)	304	(272)
Limited partners’ interest in net income (loss)	14,888	(13,047)
Limited partners’ interest in net income (loss) per common unit (note 13):
• Basic	0.19	(0.16)
• Diluted	0.19	(0.16)
Weighted-average number of common units outstanding (note 13):
• Basic	78,598,678	79,637,607
• Diluted	78,680,661	79,637,607

Related party transactions (note 10)

Subsequent events (note 18)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (notes 1 and 2)
(in thousands of U.S. Dollars)

	Three Months Ended March 31,
	2019	2018
	$	$
Net income (loss)	24,125	(18,559)
Other comprehensive (loss) income:
Other comprehensive (loss) income before reclassifications
Unrealized (loss) gain on qualifying cash flow hedging instruments, net of tax	(21,489)	2,299
Amounts reclassified from accumulated other comprehensive (loss) income, net of tax
To equity income:
Realized gain on qualifying cash flow hedging instruments	(500)	(91)
To interest expense:
Realized (gain) loss on qualifying cash flow hedging instruments (note 11)	(251)	250
Other comprehensive (loss) income	(22,240)	2,458
Comprehensive income (loss)	1,885	(16,101)
Non-controlling interest in comprehensive income (loss)	1,658	(10,598)
Preferred unitholders' interest in comprehensive income	6,425	6,425
General and limited partners' interest in comprehensive loss	(6,198)	(11,928)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS (notes 1 and 2)
(in thousands of U.S. Dollars)

	As at March 31, 2019	As at December 31, 2018
	$	$
ASSETS
Current
Cash and cash equivalents	122,589	149,014
Restricted cash – current (note 17)	45,329	38,329
Accounts receivable, including non-trade of $7,995 (2018 – $6,461)	23,962	20,795
Prepaid expenses	10,937	8,076
Current portion of derivative assets (note 11)	433	835
Current portion of net investments in direct financing leases (note 6)	12,939	12,635
Current portion of advances to joint venture partner (note 7)	79,363	79,108
Advances to affiliates (notes 10b)	10,146	8,229
Other current assets	1,812	2,306
Total current assets	307,510	319,327

Restricted cash – long-term (note 17)	32,686	35,521

Vessels and equipment
At cost, less accumulated depreciation of $685,407 (2018 – $665,206)	1,645,351	1,657,338
Operating lease right-of-use asset (notes 2 and 5b)	19,602	—
Vessels related to finance leases, at cost, less accumulated depreciation of $73,650 (2018 – $66,878) (note 5a)	1,758,028	1,585,243
Advances on newbuilding contracts (note 10d)	—	86,942
Total vessels and equipment	3,422,981	3,329,523
Investments in and advances to equity-accounted joint ventures (note 7)	1,017,088	1,037,025
Net investments in direct financing leases (note 6)	558,857	562,528
Other assets	11,508	11,432
Derivative assets (note 11)	362	2,362
Intangible assets – net	50,008	52,222
Goodwill	34,841	34,841
Total assets	5,435,841	5,384,781

LIABILITIES AND EQUITY
Current
Accounts payable	6,542	3,830
Accrued liabilities (notes 11 and 15)	73,730	74,753
Unearned revenue (note 6)	24,102	30,108
Current portion of long-term debt (note 8)	136,272	135,901
Current obligations related to finance leases (note 5a)	65,090	81,219
Current portion of operating lease liabilities (notes 2 and 5b)	12,863	—
Current portion of derivative liabilities (note 11)	12,060	11,604
Advances from affiliates (note 10b)	14,475	14,731
Total current liabilities	345,134	352,146
Long-term debt (note 8)	1,770,812	1,833,875
Long-term obligations related to finance leases (note 5a)	1,350,897	1,217,337
Long-term operating lease liabilities (notes 2 and 5b)	6,739	—
Other long-term liabilities (note 12c)	45,966	43,788
Derivative liabilities (note 11)	61,164	55,038
Total liabilities	3,580,712	3,502,184
Commitments and contingencies (notes 5, 8, 11 and 12)

Equity
Limited partners - common units (78.6 million units and 79.4 million units issued and outstanding at March 31, 2019 and December 31, 2018, respectively)	1,493,278	1,496,107
Limited partners - preferred units (11.8 million units issued and outstanding at March 31, 2019 and December 31, 2018)	285,159	285,159
General partner	49,215	49,271
Accumulated other comprehensive (loss) income	(23,504)	2,717
Partners' equity	1,804,148	1,833,254
Non-controlling interest	50,981	49,343
Total equity	1,855,129	1,882,597
Total liabilities and total equity	5,435,841	5,384,781
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (notes 1 and 2)
(in thousands of U.S. Dollars)

	Three Months Ended March 31,
	2019	2018
	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income (loss)	24,125	(18,559)
Non-cash and non-operating items:
Unrealized loss (gain) on non-designated derivative instruments (note 11)	4,232	(12,170)
Depreciation and amortization	34,126	29,267
Write-down of vessels	—	18,662
Unrealized foreign currency exchange (gain) loss	(1,767)	584
Equity income, net of dividends received $7,008 (2018 – $nil)	1,430	(26,724)
Other non-cash items	9,954	(4,245)
Change in non-cash operating assets and liabilities	(17,596)	55,355
Receipts from direct financing leases	3,025	—
Expenditures for dry docking	(4,279)	(3,162)
Net operating cash flow	53,250	39,008

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	108,551	115,515
Scheduled repayments of long-term debt	(29,476)	(25,794)
Prepayments of long-term debt	(140,787)	(147,675)
Financing issuance costs	(903)	(2,775)
Proceeds from financing related to sales and leaseback of vessels	158,680	126,273
Scheduled repayments of obligations related to finance leases	(17,664)	(13,506)
Repurchase of common units (note 13)	(9,497)	—
Cash distributions paid	(17,646)	(16,917)
Dividends paid to non-controlling interest	(20)	—
Net financing cash flow	51,238	35,121

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(123,884)	(166,610)
Capital contributions and advances to equity-accounted joint ventures	(2,864)	(20,464)
Receipts from direct financing leases	—	2,367
Proceeds from sale of equity-accounted joint venture	—	54,438
Net investing cash flow	(126,748)	(130,269)
Decrease in cash, cash equivalents and restricted cash	(22,260)	(56,140)
Cash, cash equivalents and restricted cash, beginning of the period	222,864	339,435
Cash, cash equivalents and restricted cash, end of the period	200,604	283,295
Supplemental cash flow information (note 17)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY (notes 1 and 2)
(in thousands of U.S. Dollars and units)

	TOTAL EQUITY
	Partners’ Equity
	Limited Partners
	Common Units	Common Units	Preferred Units	Preferred Units	General Partner	Accumulated Other Comprehensive Income (Loss)	Non- controlling Interest	Total
	#	$	#	$	$	$	$	$
Balance as at December 31, 2018	79,361	1,496,107	11,800	285,159	49,271	2,717	49,343	1,882,597
Net income	—	14,888	—	6,425	304	—	2,508	24,125
Other comprehensive loss	—	—	—	—	—	(21,390)	(850)	(22,240)
Distributions declared:
Common units ($0.14 per unit)	—	(10,997)	—	—	(224)	—	—	(11,221)
Preferred units Series A ($0.5625 per unit)	—	—	—	(2,812)	—	—	—	(2,812)
Preferred units Series B ($0.5313 per unit)	—	—	—	(3,613)	—	—	—	(3,613)
Dividends paid to non-controlling interest	—	—	—	—	—	—	(20)	(20)
Change in accounting policy (note 2)	—	1,777	—	—	37	(4,831)	—	(3,017)
Equity-based compensation, net of nominal withholding tax (note 14)	81	810	—	—	17	—	—	827
Repurchase of common units (note 13)	(815)	(9,307)	—	—	(190)	—	—	(9,497)
Balance as at March 31, 2019	78,627	1,493,278	11,800	285,159	49,215	(23,504)	50,981	1,855,129

	TOTAL EQUITY
	Partners’ Equity
	Limited Partners
	Common Units	Common Units	Preferred Units	Preferred Units	General Partner	Accumulated Other Comprehensive Income	Non- controlling Interest	Total
	#	$	#	$	$	$	$	$
Balance as at December 31, 2017	79,627	1,539,248	11,800	285,159	50,152	4,479	52,385	1,931,423
Net (loss) income	—	(13,047)	—	6,425	(272)	—	(11,665)	(18,559)
Other comprehensive income	—	—	—	—	—	1,391	1,067	2,458
Dividends declared:
Common units ($0.14 per unit)	—	(11,148)	—	—	(228)	—	—	(11,376)
Preferred units Series A ($0.5625 per unit)	—	—	—	(2,812)	—	—	—	(2,812)
Preferred units Series B ($0.5313 per unit)	—	—	—	(3,613)	—	—	—	(3,613)
Change in accounting policy	—	1,959	—	—	41	—	739	2,739
Equity-based compensation, net of withholding tax of $0.6 million (note 14)	61	120	—	—	3	—	—	123
Balance as at March 31, 2018	79,688	1,517,132	11,800	285,159	49,696	5,870	42,526	1,900,383
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay LNG Partners L.P. (or the Partnership), which is a limited partnership formed under the laws of the Republic of the Marshall Islands, its wholly-owned and controlled subsidiaries and any variable interest entities (or VIEs) of which it is the primary beneficiary. The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these unaudited interim consolidated financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2018, which are included in the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission (or SEC) on April 5, 2019. In the opinion of management of Teekay GP L.L.C., the general partner of the Partnership (or the General Partner), these unaudited interim consolidated financial statements reflect all adjustments consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year.

Significant intercompany balances and transactions have been eliminated upon consolidation. Certain comparative figures have been reclassified to conform to the presentation adopted in the fourth quarter of 2018 relating to a change in the Partnership's reportable segments (see Note 4) and to reclassifications of certain related party transactions between vessel operating expenses and general and administrative expenses in the Partnership's consolidated statements of income (loss) which resulted in a decrease in vessel operating expenses and an offsetting increase in general and administrative expenses of $0.5 million for the three months ended March 31, 2018.

2.	Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update (or ASU) 2016-02, which establishes a right-of-use model that requires a lessee to record a right of use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. For lessees, leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 requires lessors to classify leases as a sales-type, direct financing, or operating lease. A lease is a sales-type lease if any one of five criteria are met, each of which indicate that the lease, in effect, transfers control of the underlying asset to the lessee. If none of those five criteria are met, but two additional criteria are both met, indicating that the lessor has transferred substantially all of the risks and benefits of the underlying asset to the lessee and a third party, the lease is a direct financing lease. All leases that are not sales-type leases or direct financing leases are operating leases. FASB issued an additional accounting standard update in July 2018 that made further amendments to accounting for leases, including allowing the use of a transition approach whereby a cumulative effect adjustment is made as of the effective date, with no retrospective effect and providing an optional practical expedient to lessors to not separate lease and non-lease components of a contract if certain criteria are met. The Partnership adopted ASU 2016-02 on January 1, 2019. To determine the cumulative effect adjustment, the Partnership has not reassessed lease classification, initial direct costs for any existing leases and whether any expired or existing contracts are or contain leases. The Partnership identified the following differences:

•
The adoption of ASU 2016-02 resulted in a change in the accounting method for the lease portion of the daily charter hire accounted for as operating leases with firm periods of greater than one year for certain of the chartered-in vessels of the Partnership and the Partnership's equity-accounted joint ventures. Under ASU 2016-02, one of the Partnership's in-charter contracts previously accounted for as an operating lease is now treated as an operating lease right-of-use asset and an operating lease liability, which resulted in an increase of the Partnership's assets and liabilities. The right-of-use asset and lease liability recognized on March 31, 2019 was $19.6 million (January 1, 2019 – $22.8 million). In addition, certain equity-accounted joint ventures recognized a right-of-use asset and a lease liability on the balance sheet for these charters based on the present value of future minimum lease payments, whereas previously no right-of-use asset or lease liability was recognized. This had the result of increasing the equity-accounted joint venture’s assets and liabilities. The pattern of expense recognition of chartered-in vessels is expected to remain substantially unchanged, unless the right-of-use asset becomes impaired.

•
The adoption of ASU 2016-02 results in the recognition of revenue from the reimbursement of scheduled dry-dock expenditures, where such charter contract is accounted for as an operating lease, occurring upon completion of the scheduled dry-dock, instead of ratably over the period between the previous scheduled dry-dock and the next scheduled dry-dock. This change decreased investments in and advances to equity-accounted joint ventures by $3.0 million, and total equity by $3.0 million as at March 31, 2019. The cumulative decrease to opening equity as at January 1, 2019 was $3.0 million.

•
The adoption of ASU 2016-02 results in direct financing lease payments received being presented as an operating cash inflow instead of an investing cash inflow in the consolidated statements of cash flows. Direct financing lease payments received during the three months ended March 31, 2019 and 2018 were $3.0 million and $2.4 million, respectively.

•
The adoption of ASU 2016-02 results in sale and leaseback transactions where the seller lessee has a fixed price repurchase option or other situations where the leaseback would be classified as a finance lease being accounted for as a failed sale of the vessel and a failed purchase of the vessel by the buyer lessor. Prior to the adoption of ASU 2016-02 such transactions were accounted for as a completed sale and a completed purchase. Consequently, for such transactions the Partnership does not derecognize the vessel sold and continues to depreciate the vessel as if it were the legal owner. Proceeds received from the sale of the vessel are recognized as a financial liability

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

and bareboat charter hire payments made by the Partnership to the lessor are allocated between interest expense and principal repayments on the financial liability. The adoption of ASU 2016-02 has resulted in the sale and leaseback of the Yamal Spirit during the first quarter of 2019 being accounted for as a failed sale and unlike the eight sale-leaseback transactions entered into in prior years, the Partnership is not considered as holding a variable interest in the buyer lessor entity and, thus, does not consolidate the buyer lessor entity (see Note 5).
The Partnership’s time charters and voyage charters include both a lease component, consisting of the lease of the vessel, and a non-lease component, consisting of the operation of the vessel for the customer. The Partnership has elected to not separate the non-lease component from the lease component for all such charters, where the lease component is classified as an operating lease, and to account for the combined component as an operating lease.

In August 2017, the FASB issued Accounting Standards Update 2017-12, Derivatives and Hedging - Targeted Improvements to Accounting for Hedging Activities (or ASU 2017-12). ASU 2017-12 eliminates the requirement to separately measure and report hedge ineffectiveness and generally requires, for qualifying hedges, the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item. The guidance also modifies the accounting for components excluded from the assessment of hedge effectiveness, eases documentation and assessment requirements and modifies certain disclosure requirements. ASU 2017-12 became effective for the Partnership as of January 1, 2019. This change decreased accumulated other comprehensive (loss) income by $4.8 million as at January 1, 2019, and correspondingly increased opening equity as at January 1, 2019 by $4.8 million.

In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (or ASU 2016-13). ASU 2016-13 replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This update is effective for the Partnership January 1, 2020, with a modified-retrospective approach. The Partnership is currently evaluating the effect of adopting this new guidance.

3.	Financial Instruments

a) Fair Value Measurements

For a description of how the Partnership estimates fair value and for a description of the fair value hierarchy levels, see Note 3 to the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2018. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Partnership’s financial instruments that are not accounted for at fair value on a recurring basis.

		March 31, 2019		December 31, 2018
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Cash and cash equivalents and restricted cash (note 17a)	Level 1	200,604	200,604	222,864	222,864
Derivative instruments (note 11)
Interest rate swap agreements – assets	Level 2	325	325	3,341	3,341
Interest rate swap agreements – liabilities	Level 2	(43,724)	(43,724)	(40,958)	(40,958)
Cross currency swap agreements – liabilities	Level 2	(30,965)	(30,965)	(29,122)	(29,122)
Other derivative	Level 3	—	—	1,061	1,061
Other:
Advances to equity-accounted joint ventures (note 7)	(i)	131,629	(i)	131,386	(i)
Long-term debt – public (note 8)	Level 1	(351,578)	(363,189)	(350,813)	(361,095)
Long-term debt – non-public (note 8)	Level 2	(1,555,506)	(1,529,580)	(1,618,963)	(1,604,106)
Obligations related to finance leases (note 5)	Level 2	(1,415,987)	(1,411,812)	(1,298,556)	(1,274,693)

(i)
The advances to equity-accounted joint ventures together with the Partnership’s equity investments in the joint ventures form the net aggregate carrying value of the Partnership’s interests in the joint ventures in these consolidated financial statements. The fair values of the individual components of such aggregate interests are not determinable.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Changes in fair value during the three months ended March 31, 2019 and 2018 for the Partnership’s other derivative instrument, the Toledo Spirit time-charter derivative, which is described below and is measured at fair value on a recurring basis using significant unobservable inputs (Level 3), are as follows:

	Three Months Ended March 31,
	2019	2018
	$	$
Fair value at beginning of period	1,061	1,648
Realized and unrealized gains included in earnings	(40)	579
Settlements	(1,021)	(678)
Fair value at end of period	—	1,549
The time-charter contract for the Toledo Spirit Suezmax tanker ended in January 2019, upon which the charterer, who was also the owner, sold the vessel, which resulted in the related agreement with Teekay Corporation described below ending concurrently. The time-charter contract for the vessel had increased or decreased the otherwise fixed-hire rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. In order to reduce the variability of its revenue under the Toledo Spirit time-charter, the Partnership entered into an agreement with Teekay Corporation under which Teekay Corporation paid the Partnership any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and the Partnership paid Teekay Corporation any amounts payable to the Partnership by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate.

b) Financing Receivables

The following table contains a summary of the Partnership’s loan receivables and other financing receivables by type of borrower and the method by which the Partnership monitors the credit quality of its financing receivables on a quarterly basis.

	Credit Quality		March 31, 2019	December 31, 2018
Class of Financing Receivable	Indicator	Grade	$	$
Direct financing leases	Payment activity	Performing	571,796	575,163
Other receivables:
Long-term receivable and accrued revenue included in other assets	Payment activity	Performing	5,852	5,694
Advances to equity-accounted joint ventures, current and long-term (note 7)	Other internal metrics	Performing	131,629	131,386
			709,277	712,243

4.	Segment Reporting

Prior to the fourth quarter of 2018, the Partnership reported its financial results on the basis of two business segments: a liquefied gas segment and a conventional tanker segment. During 2018, the Partnership’s Teekay Multi-Gas Pool commenced operations. As part of this initiative, the Partnership completed an internal reorganization and revised its reportable segments, and such changes resulted in management viewing the gas fleet and its components differently. As a result, the Partnership’s liquefied petroleum gas (or LPG) and multi-gas carriers are reported in a separate segment apart from its LNG carriers, resulting in a total of three business segments. All segment information for comparative periods has been retroactively adjusted to conform with the change in segment presentation adopted commencing in the fourth quarter of 2018.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

The following table includes results for the Partnership’s segments for the periods presented in these financial statements.

	Three Months Ended March 31,
	2019
	Liquefied Natural Gas Segment $	Liquefied Petroleum Gas Segment $	Conventional Tanker Segment $	Total $
Voyage revenues	137,822	9,160	2,762	149,744
Voyage (expenses) recoveries	(1,238)	(4,670)	133	(5,775)
Vessel operating expenses	(20,555)	(4,352)	(1,194)	(26,101)
Time-charter hire expense	(5,591)	—	—	(5,591)
Depreciation and amortization	(31,686)	(1,921)	(519)	(34,126)
General and administrative expenses(i)	(5,963)	(563)	(106)	(6,632)
Restructuring charges	—	—	(2,158)	(2,158)
Income (loss) from vessel operations	72,789	(2,346)	(1,082)	69,361
Equity income (loss)	7,493	(1,915)	—	5,578

	Three Months Ended March 31,
	2018
	Liquefied Natural Gas Segment $	Liquefied Petroleum Gas Segment $	Conventional Tanker Segment $	Total $
Voyage revenues	101,426	3,623	10,257	115,306
Voyage expenses	(421)	(2,387)	(2,993)	(5,801)
Vessel operating expenses	(20,163)	(4,025)	(3,779)	(27,967)
Depreciation and amortization	(25,479)	(1,742)	(2,046)	(29,267)
General and administrative expenses(i)	(5,154)	(1,133)	(784)	(7,071)
Write-down of vessels	—	—	(18,662)	(18,662)
Restructuring charges	—	—	(1,396)	(1,396)
Income (loss) from vessel operations	50,209	(5,664)	(19,403)	25,142
Equity income (loss)	27,404	(680)	—	26,724

(i)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

A reconciliation of total segment assets to total assets presented in the consolidated balance sheets is as follows:

	March 31, 2019	December 31, 2018
	$	$
Total assets of the liquefied natural gas segment	4,963,784	4,861,977
Total assets of the liquefied petroleum gas segment	325,765	326,111
Total assets of the conventional tanker segment	13,557	39,450
Unallocated:
Cash and cash equivalents	122,589	149,014
Advances to affiliates	10,146	8,229
Consolidated total assets	5,435,841	5,384,781

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

5.	Chartered-in Vessels

a) Obligations related to Finance Leases

	March 31, 2019 $	December 31, 2018 $
LNG Carriers	1,415,987	1,274,569
Suezmax Tanker	—	23,987
Total obligations related to finance leases	1,415,987	1,298,556
Less current portion	(65,090)	(81,219)
Long-term obligations related to finance leases	1,350,897	1,217,337

LNG Carriers. As at March 31, 2019, the Partnership was a party to finance leases on nine LNG carriers. Upon delivery of these nine LNG carriers between February 2016 and January 2019, the Partnership sold these vessels to third parties (or Lessors) and leased them back under 10 to 15-year bareboat charter contracts ending in 2026 through to 2034. At inception of these leases, the weighted-average interest rate implicit in these leases was 5.2%. The bareboat charter contracts are presented as obligations related to finance leases on the Partnership's consolidated balance sheets and have purchase obligations at the end of the lease terms.

The Partnership consolidates eight of the nine Lessors for financial reporting purposes as VIEs. The Partnership understands that these vessels and lease operations are the only assets and operations of the Lessors. The Partnership operates the vessels during the lease term and, as a result, is considered to be, under GAAP, the Lessor's primary beneficiary.

The liabilities of the eight Lessors are loans and are non-recourse to the Partnership. The amounts funded to the eight Lessors in order to purchase the vessels materially match the funding to be paid by the Partnership's subsidiaries under the sale-leaseback transaction. As a result, the amounts due by the Partnership's subsidiaries to the eight Lessors considered as VIEs have been included in obligations related to finance leases as representing the Lessors' loans.

During January 2019, the Partnership sold the Yamal Spirit and leased it back for a period of 15 years, with an option granted to the Partnership to extend the lease term by an additional five years. The Partnership is required to purchase the vessel at the end of the lease term. Subsequent to the adoption of ASU 2016-02 on January 1, 2019, sale and leaseback transactions where the lessee has a purchase obligation are treated as a failed sale. Consequently, the Partnership has not derecognized the vessel and continues to depreciate the asset as if it were the legal owner. Proceeds received from the sale are set up as a financial liability and bareboat charter hire payments made by the Partnership to the Lessor are allocated between interest expense and principal repayments on the financial liability.

The obligations of the Partnership under the bareboat charter contracts for the nine LNG carriers are guaranteed by the Partnership. In addition, the guarantee agreements require the Partnership to maintain minimum levels of tangible net worth and aggregate liquidity, and not to exceed a maximum amount of leverage. As at March 31, 2019, the Partnership was in compliance with all covenants in respect of the obligations related to its finance leases.

As at March 31, 2019, and December 31, 2018, the remaining commitments related to the financial liabilities of these nine LNG carriers (December 31, 2018 – eight LNG carriers) including the amounts to be paid for the related purchase obligations, approximated $1.9 billion (December 31, 2018 – $1.7 billion), including imputed interest of $513.2 million (December 31, 2018 – $435.3 million), repayable for the remainder of 2019 through 2034, as indicated below:

	Commitments
Year	March 31, 2019	December 31, 2018
Remainder of 2019	$101,700	$119,517
2020	$134,915	$118,685
2021	$133,542	$117,772
2022	$132,312	$116,978
2023	$131,237	$116,338
Thereafter	$1,295,440	$1,120,670

Suezmax Tanker. As at December 31, 2018, the Partnership was a party, as lessee, to a finance lease on one Suezmax tanker, the Toledo Spirit. As at December 31, 2018, the remaining commitments related to the one finance lease for the Suezmax tanker, including the related purchase obligations, approximated $24.2 million including imputed interest of $0.2 million, repayable in 2019. In January 2019, the charterer, who is also the owner, sold the Toledo Spirit to a third party which resulted in the Partnership returning the vessel to its owner and the obligation related to finance lease concurrently being extinguished.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

b) Operating Leases

A time-charter-in contract is typically for a fixed period of time, although in certain cases the Partnership may have the option to extend the charter. The Partnership will typically pay the owner a daily hire rate that is fixed over the duration of the charter-in contract. The Partnership is generally not required to pay the daily hire rate during periods the vessel is not able to operate. The Partnership has chartered a vessel from its 52%-owned joint venture with Marubeni Corporation (or the Teekay LNG-Marubeni Joint Venture) on a time-charter-in contract, whereby the Teekay LNG-Marubeni Joint Venture provides use of the vessel to the Partnership and operates the vessel for the Partnership.

The Partnership has determined its time-charter-in contract contains both a lease component (lease of the vessel) and a non-lease component (operation of the vessel). The Partnership has allocated the contract consideration between the lease component and non-lease component on a relative standalone selling price basis. The standalone selling price of the non-lease component has been determined using a cost-plus approach, whereby the Partnership estimates the cost to operate the vessel using cost benchmarking studies prepared by a third party, when available, or internal estimates when not available, plus a profit margin. The standalone selling price of the lease component has been determined using an adjusted market approach, whereby the Partnership calculates a rate excluding the operating component based on a market time-charter rate information from published broker estimates, when available, or internal estimates when not available. Given that there are no observable standalone selling prices for either of these two components, judgment is required in determining the standalone selling price of each component. The discount rate of the lease is determined using the Partnership’s incremental borrowing rate, which is based on the fixed interest rate the Partnership could obtain when entering into a secured loan facility of similar term for an amount equal to the total minimum lease payments.

Under its time-charter-in contract with the Teekay LNG-Marubeni Joint Venture, which has an original term of more than one year, for the three months ended March 31, 2019, the Partnership incurred $5.6 million of time-charter hire expense, of which $3.5 million was allocable to the lease component and $2.1 million was allocable to the non-lease component. The $3.5 million allocable to the lease component approximates the cash paid for the amounts included in operating lease liabilities and is reflected as a reduction in operating cash flows for the three months ended March 31, 2019. As at March 31, 2019, the weighted-average remaining lease term and weighted-average discount rate for the time-charter-in contract were 1.5 years and 5.0%, respectively.

The Partnership has elected to recognize the lease payments of short-term leases in profit or loss on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred, which is consistent with the recognition of payment for the non-lease component. The Partnership considers as short-term leases those with an original term of one year or less, excluding leases with an option to extend the lease for greater than one year or an option to purchase the underlying asset where the lessee is reasonably certain to exercise the applicable option.

A maturity analysis of the Partnership’s operating lease liabilities from its time-charter-in contract as at March 31, 2019 is as follows:

	Lease Commitment	Non-Lease Commitment	Total Commitment
Year	$	$	$
Payments:
Remainder of 2019	9,847	6,078	15,925
2020	10,490	6,475	16,965
Total payments	20,337	12,553	32,890
Less imputed interest	(735)
Carrying value of operating lease liabilities	19,602

As at December 31, 2018, minimum commitments incurred by the Partnership relating to its time-charter-in contract were approximately $23.7 million (2019) and $17.0 million (2020).

6.	Revenue

The Partnership’s primary source of revenue is chartering its vessels to customers. The Partnership utilizes three primary forms of contracts, consisting of time-charter contracts, voyage charter contracts and bareboat charter contracts. For a description of these contracts, see Item 18 - Financial Statements: Note 6 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2018. In addition, the Partnership also generates revenue from construction supervision and crew-training for the vessels under construction in its joint venture with China LNG Shipping (Holdings) Limited (or China LNG), CETS Investment Management (HK) Co. Ltd. and BW Investments Pte. Ltd (or the Pan Union Joint Venture), in which the Partnership's ownership interests range from 20% to 30%, and from the start-up of an LNG receiving and regasification terminal under construction related to its 30%-owned joint venture with National Oil and Gas Authority (30%), Gulf Investment Corporation (24%), and Samsung C&T (16%) (or the Bahrain LNG Joint Venture). Such services may include the procurement of third party goods and services for the asset’s owner.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Revenue Table

The following tables contain the Partnership’s total revenue for the three months ended March 31, 2019 and 2018, by contract type and by segment.

	Three Months Ended March 31, 2019
	Liquefied Gas Segment $	Liquefied Petroleum Gas Segment $	Conventional Tanker Segment $	Total $
Time charters	130,775	—	2,762	133,537
Voyage charters	—	9,160	—	9,160
Bareboat charters	6,062	—	—	6,062
Management fees and other income	985	—	—	985
	137,822	9,160	2,762	149,744

	Three Months Ended March 31, 2018
	Liquefied Gas Segment $	Liquefied Petroleum Gas Segment $	Conventional Tanker Segment $	Total $
Time charters	93,459	—	5,398	98,857
Voyage charters	—	3,623	4,751	8,374
Bareboat charters	5,377	—	—	5,377
Management fees and other income	2,590	—	108	2,698
	101,426	3,623	10,257	115,306

The following table contains the Partnership’s total revenue for the three months ended March 31, 2019 and 2018, by contracts or components of contracts accounted for as leases and those not accounted for as leases:

	Three Months Ended March 31,
	2019	2018
	$	$
Lease revenue
Lease revenue from lease payments of operating leases	129,760	98,817
Interest income on lease receivables	12,794	9,960
Variable lease payments - cost reimbursements(1)	680	—
Variable lease payments - other(2)	—	(309)
	143,234	108,468
Non-lease revenue
Non-lease revenue - related to sales type or direct financing leases	5,525	4,140
Management fees and other income	985	2,698
	6,510	6,838
Total	149,744	115,306

(1)
Reimbursements for vessel operating expenditures and dry-docking expenditures received from the Partnership's customers relating to such costs incurred by the Partnership to operate the vessel for the customer.

(2)	Compensation from time-charter contracts based on spot market rates in excess of a base daily hire amount.

Net Investments in Direct Financing Leases

The Partnership’s time-charter contracts accounted for as direct financing leases contain both a lease component (lease of the vessel) and a non-lease component (operation of the vessel). The Partnership has allocated the contract consideration between the lease component and non-lease component on a relative standalone selling price basis. The standalone selling price of the non-lease component has been determined using a cost-plus approach, whereby the Partnership estimates the cost to operate the vessel using cost benchmarking studies prepared by a third party, when available, or internal estimates when not available, plus a profit margin. The standalone selling price of the

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

lease component has been determined using an adjusted market approach, whereby the Partnership calculates a rate excluding the operating component based on a market time-charter rate from published broker estimates, when available, or internal estimates when not available. Given that there are no observable standalone selling prices for either of these two components, judgment is required in determining the standalone selling price of each component.

The Partnership has three LNG carriers, excluding the vessels in its equity-accounted joint ventures, that are accounted for as direct financing leases. For a description of the Partnership's LNG carriers accounted for as direct financing leases, see Note 6 to the Partnership's audited consolidated financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2018. The following table lists the components of the Partnership's net investments in direct financing leases:

	March 31, 2019 $	December 31, 2018 $
Total minimum lease payments to be received	880,978	897,130
Estimated unguaranteed residual value of leased properties	291,098	291,098
Initial direct costs	320	329
Less unearned revenue	(600,600)	(613,394)
Total net investments in direct financing leases	571,796	575,163
Less current portion	(12,939)	(12,635)
Net investments in direct financing leases	558,857	562,528

As at March 31, 2019, estimated minimum lease payments to be received by the Partnership related to its direct financing leases in each of the next five years are approximately $48.3 million (remainder of 2019), $64.3 million (2020), $64.2 million (2021), $64.2 million (2022), $64.0 million (2023) and an aggregate of $576.0 million thereafter. The leases are scheduled to end between 2029 and 2039.

As at December 31, 2018, estimated minimum lease payments to be received by the Partnership related to its direct financing leases in each of the next five years are approximately $64.2 million (2019), $64.3 million (2020), $64.2 million (2021), $64.2 million (2022), $64.0 million (2023) and an aggregate of $576.2 million thereafter. The leases are scheduled to end between 2029 and 2039.

Operating Leases

As at March 31, 2019, the minimum scheduled future rentals to be received by the Partnership in each of the next five years for the lease and non-lease elements related to charters that were accounted for as operating leases are approximately $405.3 million (remainder of 2019), $466.6 million (2020), $428.3 million (2021), $351.1 million (2022), and $306.3 million (2023). Minimum scheduled future rentals on operating lease contracts do not include rentals from vessels in the Partnership’s equity-accounted investments, rentals from unexercised option periods of contracts that existed on March 31, 2019, variable or contingent rentals, or rentals from contracts which were entered into or commenced after March 31, 2019. Therefore, the minimum scheduled future rentals on operating leases should not be construed to reflect total charter hire revenues for any of these five years.

As at December 31, 2018, the minimum scheduled future rentals to be received by the Partnership in each of the next five years for the lease and non-lease elements related to charters that were accounted for as operating leases are approximately $482.7 million (2019), $438.2 million (2020), $398.3 million (2021), $321.9 million (2022), and $278.1 million (2023). Minimum scheduled future rentals on operating lease contracts do not include rentals from vessels in the Partnership’s equity-accounted investments, rentals from unexercised option periods of contracts that existed on December 31, 2018, variable or contingent rentals, or rentals from contracts which were entered into or commenced after December 31, 2018. Therefore, the minimum scheduled future rentals on operating leases should not be construed to reflect total charter hire revenues for any of these five years.

The carrying amount of the Partnership's vessels which are employed on these charter contracts as at March 31, 2019, was $3.2 billion (December 31, 2018 – $3.1 billion). The cost and accumulated depreciation of these vessels employed on these charter contracts as at March 31, 2019 were $4.0 billion (December 31, 2018 – $3.8 billion) and $723.0 million (December 31, 2018 – $698.5 million), respectively.

Contract Liabilities

As at March 31, 2019, the Partnership had $20.3 million of advanced payments recognized as contract liabilities included in unearned revenue (December 31, 2018 – $26.4 million, March 31, 2018 – $16.1 million and January 1, 2018 – $22.2 million). During the three months ended March 31, 2019 and 2018, the Partnership recognized $26.4 million and $22.2 million, respectively, of revenue that was recognized as a contract liability at the beginning of such three-month periods.

7. Equity-Accounted Investments

a) As of March 31, 2019, the Partnership had loans outstanding to Exmar LPG BVBA of $52.3 million (December 31, 2018 – $52.3 million), the Partnership's 50/50 joint venture (or the Exmar LPG Joint Venture) with Exmar NV (or Exmar). These advances bear interest at LIBOR plus 0.50% and have no fixed repayment terms. As of March 31, 2019 and December 31, 2018, the interest receivable on the advances was $nil. These advances are included in investments and advances to equity-accounted joint ventures in the Partnership’s consolidated balance sheets.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

b) As of March 31, 2019, the Partnership had loans outstanding to the Bahrain LNG Joint Venture, in which the Partnership has a 30% ownership interest, of $79.1 million (December 31, 2018 – $79.1 million). These advances bear interest at LIBOR plus 1.25% and are repayable the earlier of November 2019 or six months after the expected commercial start date, which is expected to occur during the third quarter of 2019. As of March 31, 2019, the interest accrued on these advances was $0.3 million (December 31, 2018 – $nil). Both the advances and the accrued interest on these advances are included in current portion of advances to equity-accounted joint ventures in the Partnership’s consolidated balance sheets.

c) On January 31, 2018, the Partnership sold its 50% ownership interest in its equity-accounted joint venture with Exmar (or the Excelsior Joint Venture) for gross proceeds of approximately $54 million. As a result of the sale, the Partnership recorded a gain of $5.6 million for the three months ended March 31, 2018, which is included in equity income in the Partnership's consolidated statements of income (loss).

8. Long-Term Debt

	March 31, 2019	December 31, 2018
	$	$
U.S. Dollar-denominated Revolving Credit Facilities due from 2020 to 2022	190,000	225,000
U.S. Dollar-denominated Term Loans and Bonds due from 2020 to 2030	1,188,123	1,212,504
Norwegian Kroner-denominated Bonds due from 2020 to 2023	353,553	352,973
Euro-denominated Term Loans due from 2023 to 2024	187,301	193,781
Other U.S. Dollar-denominated Loans	3,300	3,300
Total principal	1,922,277	1,987,558
Unamortized discount and debt issuance costs	(15,193)	(17,782)
Total debt	1,907,084	1,969,776
Less current portion	(136,272)	(135,901)
Long-term debt	1,770,812	1,833,875

As at March 31, 2019, the Partnership had two long-term revolving credit facilities available, which, as at such date, provided for borrowings of up to $389.5 million (December 31, 2018 – $400.6 million), of which $199.5 million (December 31, 2018 – $175.6 million) was undrawn. Interest payments are based on LIBOR plus margins, which margins ranged from 1.40% to 2.25%. The amount available under the two revolving credit facilities will be reduced by $11.3 million during the remainder of 2019, $248.4 million in 2020, $24.4 million in 2021 and $105.4 million in 2022. The revolving credit facilities may be used by the Partnership to fund general partnership purposes. One of the revolving credit facilities is unsecured, while the other revolving credit facility is collateralized by first-priority mortgages granted on two of the Partnership’s vessels, together with other related security, and includes a guarantee from its two subsidiaries of all outstanding amounts.

As at March 31, 2019, the Partnership had seven U.S. Dollar-denominated term loans and bonds outstanding which totaled $1.2 billion in aggregate principal amount (December 31, 2018 – $1.2 billion). Interest payments on the term loans are based on LIBOR plus a margin, which margins ranged from 0.3% to 3.25% and interest payments on the bonds are fixed ranging from 4.11% to 4.41%. The seven combined term loans and bonds require quarterly interest and principal payments and six have balloon or bullet repayments due at maturity. The term loans and bonds are collateralized by first-priority mortgages on 18 of the Partnership’s vessels to which the loans relate, together with certain other related security. In addition, at March 31, 2019, all of the outstanding term loans were guaranteed by either the Partnership or the Teekay Nakilat Corporation (or the Teekay Nakilat Joint Venture), of which the Partnership has a 70% ownership interest.

The Partnership has Norwegian Kroner (or NOK) 3.1 billion of senior unsecured bonds in the Norwegian bond market that mature through 2023. As at March 31, 2019, the total amount of the bonds, which are either listed or will be listed on the Oslo Stock Exchange, was $353.6 million (December 31, 2018 – $353.0 million). The interest payments on the bonds are based on NIBOR plus a margin, which margins ranged from 3.70% to 6.00%. The Partnership has entered into cross currency rate swaps, to swap all interest and principal payments of the bonds into U.S. Dollars, with the interest payments fixed at rates ranging from 5.92% to 7.89% and the transfer of principal fixed at $382.5 million upon maturity in exchange for NOK 3.1 billion (see Note 11).

The Partnership has two Euro-denominated term loans outstanding, which as at March 31, 2019, totaled 167.0 million Euros ($187.3 million) (December 31, 2018 – 169.0 million Euros ($193.8 million)). Interest payments are based on EURIBOR plus margins, which margins ranged from 0.60% to 1.95% as at March 31, 2019, and the loans require monthly and semi-annual interest and principal payments. The term loans have varying maturities through 2024. The term loans are collateralized by first-priority mortgages on two of the Partnership's vessels to which the loans relate, together with certain other related security and are guaranteed by the Partnership and one of its subsidiaries.

As at March 31, 2019, the Teekay Nakilat Joint Venture, in which the Partnership has a 70% ownership interest, had a $3.3 million loan payable to its 30% non-controlling interest owner. The interest on the loan is based on LIBOR plus 1.0% and is payable on demand.

The weighted-average interest rates for the Partnership’s long-term debt outstanding at March 31, 2019 and December 31, 2018 were 4.46% and 4.44%, respectively. These rates do not reflect the effect of related interest rate swaps that the Partnership has used to economically hedge certain of its floating-rate debt (see Note 11). At March 31, 2019, the margins on the Partnership’s outstanding revolving credit facilities and term loans ranged from 0.30% to 3.25%.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

All Euro-denominated term loans and NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Partnership’s NOK-denominated bonds, the Partnership’s Euro-denominated term loans and restricted cash, the repayment of the Partnership's NOK-denominated bonds and the termination of the associated cross currency swaps, and the change in the valuation of the Partnership’s cross currency swaps, the Partnership incurred foreign exchange losses of $0.7 million and $1.3 million for the three months ended March 31, 2019 and 2018, respectively.

The aggregate annual long-term debt principal repayments required subsequent to March 31, 2019 are $106.6 million (remainder of 2019), $577.6 million (2020), $406.5 million (2021), $91.5 million (2022), $212.2 million (2023) and $527.9 million (thereafter).

Certain loan agreements require that (a) the Partnership maintains minimum levels of tangible net worth and aggregate liquidity, (b) the Partnership maintain certain ratios of vessel values related to the relevant outstanding loan principal balance, (c) the Partnership not exceed a maximum amount of leverage, and (d) certain of the Partnership’s subsidiaries maintain restricted cash deposits. As at March 31, 2019, the Partnership has three facilities with an aggregate outstanding loan balance of $431.8 million that require it to maintain minimum vessel-value-to-outstanding-loan-principal-balance ratios ranging from 115% to 135%, which as at March 31, 2019, ranged from 133% to 182%, which exceeded the required ratios for the three facilities. The vessel values used in calculating these ratios are the appraised values provided by third parties where available or prepared by the Partnership based on second-hand sale and purchase market data. Since vessel values can be volatile, the Partnership’s estimates of market value may not be indicative of either the current or future prices that could be obtained if the Partnership sold any of the vessels. The Partnership’s ship-owning subsidiaries may not, among other things, pay dividends or distributions if the Partnership's subsidiaries are in default under their term loans or revolving credit facilities and, in addition, one of the term loans in the Teekay Nakilat Joint Venture requires it to satisfy a minimum vessel value to outstanding loan principal balance ratio to pay dividends. As at March 31, 2019, the Partnership was in compliance with all covenants relating to the Partnership’s credit facilities and other long-term debt.

9. Income Tax

The components of the provision for income taxes were as follows:

	Three Months Ended March 31,
	2019	2018
	$	$
Current	(2,432)	(505)
Deferred	(146)	(274)
Income tax expense	(2,578)	(779)

10. Related Party Transactions

a)     The following table and related footnotes provide information about certain of the Partnership's related party transactions for the periods indicated:

	Three Months Ended March 31,
	2019	2018
	$	$
Voyage revenues (i)(vi)	1,024	8,144
Vessel operating expenses (ii)(vi)	(2,815)	(4,535)
Time-charter hire expense (iii)	(5,591)	—
General and administrative expenses (iv)	(4,154)	(3,964)
General and administrative expenses deferred and capitalized (v)	(245)	(185)

(i)
Commencing in 2008, the Arctic Spirit and Polar Spirit LNG carriers were time-chartered to Teekay Corporation at fixed-rates for periods of 10 years. The contract periods for the Polar Spirit and for the Arctic Spirit expired in March 2018 and April 2018, respectively.

(ii)
The Partnership and certain of its operating subsidiaries have entered into service agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide to the Partnership and its subsidiaries crew training and technical management services. In addition, as part of the Partnership's acquisition of its ownership interest in the Pan Union Joint Venture in 2014, the Partnership entered into an agreement with a subsidiary of Teekay Corporation whereby Teekay Corporation's subsidiary agreed to provide, on behalf of the Partnership, shipbuilding supervision and crew training services for four LNG carrier newbuildings in the Pan Union Joint Venture, up to their delivery dates from 2017 to 2019. All costs incurred by these Teekay Corporation subsidiaries related to these services are charged to the Partnership and recorded as part of vessel operating expenses.

(iii)
In September 2018, the Partnership entered into an agreement with the Teekay LNG-Marubeni Joint Venture to charter in one of Teekay LNG-Marubeni Joint Venture's LNG carriers, the Magellan Spirit, for a period of two years at a fixed-rate.

(iv)
Includes administrative, advisory, business development, commercial and strategic consulting services charged by Teekay Corporation and reimbursements to Teekay Corporation and the Partnership's General Partner for costs incurred on the Partnership's behalf for the conduct of the Partnership's business.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

(v)
Includes pre-operation, engineering and financing-related expenses charged by Teekay Corporation subsidiaries to the Partnership to support the start-up of the Bahrain LNG Joint Venture, which is expected later in 2019, of which $0.2 million and $nil was reimbursed by the Bahrain LNG Joint Venture for the three months ended March 31, 2019 and 2018, respectively. The net costs are recorded as part of investments in and advances to equity-accounted joint ventures in the Partnership's consolidated balance sheets.

(vi)
The Partnership entered into an operation and maintenance contract with the Bahrain LNG Joint Venture and an operating and maintenance subcontract with Teekay Marine Solutions (Bermuda) Ltd. (or TMS), an entity wholly-owned by Teekay Tankers Ltd., which is controlled by Teekay Corporation, relating to the LNG regasification terminal in Bahrain. The Partnership, as the contractor, and TMS, as the subcontractor, agreed to provide pre-mobilization services up to August 2018, and mobilization services and other general operational and maintenance services of the facility thereafter. The subcontractor fees from TMS for the three months ended March 31, 2019 and 2018 were $1.0 million and $0.1 million, respectively, and are included in vessel operating expenses in the Partnership's consolidated statements of income (loss). Cost recoveries for such services from the Bahrain LNG Joint Venture for the three months ended March 31, 2019 and 2018 were $1.0 million and $0.1 million, respectively, and are included in voyage revenues in the Partnership's consolidated statements of income (loss).

b)    As at March 31, 2019 and December 31, 2018, non-interest-bearing advances to affiliates totaled $10.1 million and $8.2 million, respectively, and non-interest-bearing advances from affiliates totaled $14.5 million and $14.7 million, respectively. These advances are unsecured and have no fixed repayment terms. Affiliates are entities that are under common control with the Partnership.

c)    The Partnership’s Suezmax tanker the Toledo Spirit operated pursuant to a time-charter contract that increased or decreased the otherwise fixed-hire rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The Partnership had entered into an agreement with Teekay Corporation under which Teekay Corporation paid the Partnership any amounts payable to the charterer as a result of spot rates being below the fixed rate, and the Partnership paid Teekay Corporation any amounts payable to the Partnership as a result of spot rates being in excess of the fixed rate. The amounts receivable or payable to Teekay Corporation are settled annually (see Notes 3 and 11). The time-charter contract was terminated in January 2019, upon which the charterer, which was also the owner, sold the vessel to a third party, which resulted in the agreement with Teekay Corporation ending concurrently.

d)    The Partnership entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide the Partnership with shipbuilding and site supervision services related to certain LNG carrier newbuildings the Partnership has ordered. These costs are capitalized and included as part of advances on newbuilding contracts in the Partnership’s consolidated balance sheets. For the three months ended March 31, 2019 and 2018 the Partnership incurred shipbuilding and site supervision costs of $1.8 million and $3.3 million, respectively.

11. Derivative Instruments and Hedging Activities

The Partnership uses derivative instruments in accordance with its overall risk management policy.

Foreign Exchange Risk

The Partnership entered into cross currency swaps concurrently with the issuance of its NOK-denominated senior unsecured bonds (see Note 8), and pursuant to these swaps, the Partnership receives the principal amount in NOK on maturity dates of the swaps in exchange for payments of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of the Partnership’s NOK-denominated bonds due in 2020, 2021 and 2023, and to economically hedge the interest rate exposure. The following table reflects information relating to the cross currency swaps as at March 31, 2019.

		Floating Rate Receivable
Principal Amount NOK (in thousands)	Principal Amount $	Reference Rate	Margin	Fixed Rate Payable	Fair Value / Carrying Amount of Asset (Liability) $	Weighted- Average Remaining Term (Years)
1,000,000	134,000	NIBOR	3.70%	5.92%	(18,231)	1.1
1,200,000	146,500	NIBOR	6.00%	7.72%	(5,510)	2.6
850,000	102,000	NIBOR	4.60%	7.89%	(7,224)	4.4
					(30,965)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Interest Rate Risk

The Partnership enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Partnership’s exposure to interest rate variability on certain of its outstanding floating-rate debt. As at March 31, 2019, the Partnership was committed to the following interest rate swap agreements:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Asset (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (i)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps	LIBOR	30,000	(334)	0.3	4.9%
U.S. Dollar-denominated interest rate swaps (ii)	LIBOR	125,000	(16,765)	9.8	5.2%
U.S. Dollar-denominated interest rate swaps (ii)	LIBOR	26,778	(103)	2.3	2.8%
U.S. Dollar-denominated interest rate swaps (iii) (iv)	LIBOR	331,536	(15,765)	1.8	3.4%
U.S. Dollar-denominated interest rate swaps (iv)	LIBOR	181,114	325	7.7	2.3%
EURIBOR-Based Debt:
Euro-denominated interest rate swaps	EURIBOR	82,308	(10,757)	4.4	3.8%
			(43,399)

(i)	Excludes the margins the Partnership pays on its floating-rate term loans, which, at March 31, 2019, ranged from 0.30% to 3.25%.

(ii)	Principal amount reduces semi-annually.

(iii)	These interest rate swaps are subject to mandatory early termination in 2020 and 2021 whereby the swaps will be settled based on their fair value at that time.

(iv)	Principal amount reduces quarterly.

As at March 31, 2019, the Partnership had multiple interest rate swaps and cross currency swaps with the same counterparty that are subject to the same master agreement. Each of these master agreements provides for the net settlement of all swaps subject to that master agreement through a single payment in the event of default or termination of any one swap. The fair value of these derivative instruments is presented on a gross basis in the Partnership’s consolidated balance sheets. As at March 31, 2019, these interest rate swaps and cross currency swaps had an aggregate fair value asset of $0.7 million (December 31, 2018 – $3.2 million) and an aggregate fair value liability of $58.3 million (December 31, 2018 – $53.6 million). As at March 31, 2019, the Partnership had $3.8 million (December 31, 2018 – $6.8 million) on deposit as security for swap liabilities under certain master agreements. The deposit is presented in restricted cash – current and long-term on the Partnership's consolidated balance sheets.

Credit Risk

The Partnership is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

Other Derivatives

The Partnership had an agreement with Teekay Corporation under which Teekay Corporation paid the Partnership any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and the Partnership paid Teekay Corporation any amounts payable to the Partnership by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate (see Note 10c). The fair value of the derivative asset at March 31, 2019 was $nil (December 31, 2018 – asset of $1.1 million). This agreement ended in January 2019 concurrently with the termination of the Toledo Spirit time-charter contract (see Note 10c).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

The following table presents the classification and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s consolidated balance sheets.

	Accounts receivable/Advances to affiliates $	Current portion of derivative assets $	Derivative assets $	Accrued liabilities $	Current portion of derivative liabilities $	Derivative liabilities $
As at March 31, 2019
Interest rate swap agreements	11	433	362	(1,310)	(7,709)	(35,186)
Cross currency swap agreements	—	—	—	(637)	(4,351)	(25,978)
	11	433	362	(1,947)	(12,060)	(61,164)
As at December 31, 2018
Interest rate swap agreements	188	795	2,362	(2,729)	(6,875)	(31,358)
Cross currency swap agreements	—	—	—	(713)	(4,729)	(23,680)
Toledo Spirit time-charter derivative	1,021	40	—	—	—	—
	1,209	835	2,362	(3,442)	(11,604)	(55,038)
Realized and unrealized (losses) gains relating to non-designated interest rate swap agreements, interest rate swaption agreements, and the Toledo Spirit time-charter derivative are recognized in earnings and reported in realized and unrealized (loss) gain on non-designated derivative instruments in the Partnership’s consolidated statements of income (loss). The effect of the (loss) gain on these derivatives on the Partnership’s consolidated statements of income (loss) is as follows:

	Three Months Ended March 31,
	2019			2018
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
	$	$	$	$	$	$
Interest rate swap agreements	(2,385)	(4,192)	(6,577)	(4,478)	11,898	7,420
Interest rate swaption agreements	—	—	—	—	2	2
Toledo Spirit time-charter derivative	—	(40)	(40)	309	270	579
	(2,385)	(4,232)	(6,617)	(4,169)	12,170	8,001

Realized and unrealized (losses) gains relating to cross currency swap agreements are recognized in earnings and reported in foreign currency exchange loss in the Partnership’s consolidated statements of income (loss). The effect of the (loss) gain on these derivatives on the Partnership's consolidated statements of income (loss) is as follows:

	Three Months Ended March 31,
	2019			2018
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
	$	$	$	$	$	$
Cross currency swap agreements	(1,434)	(1,920)	(3,354)	(1,384)	22,334	20,950

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

For the periods indicated, the following table presents the effective and ineffective portions of gains or losses on interest rate swap agreements designated and qualifying as cash flow hedges. The following table excludes any interest rate swap agreements designated and qualifying as cash flow hedges in the Partnership’s equity-accounted joint ventures.

Three Months Ended March 31, 2019			Three Months Ended March 31, 2018
Amount Recognized in AOCI $	Amount Reclassified from AOCI $		Effective Portion Recognized in AOCI (i) $	Effective Portion Reclassified from AOCI (ii) $	Ineffective Portion (iii) $
(2,832)	251	Interest expense	3,556	(250)	740	Interest expense
(2,832)	251		3,556	(250)	740

(i)	Effective portion of designated and qualifying cash flow hedges recognized in other comprehensive (loss) income (or OCI).

(ii)
Effective portion of designated and qualifying cash flow hedges recorded in accumulated other comprehensive (loss) income (or AOCI) during the term of the hedging relationship and reclassified to earnings.

(iii)	Ineffective portion of designated and qualifying cash flow hedges recorded in interest expense.

12. Commitments and Contingencies

a) The Partnership’s share of commitments to fund newbuilding and other construction contract costs as at March 31, 2019 are as follows:

Remainder of 2019 $
Equity-accounted joint ventures (i)	449,538

(i)
The commitment amounts relating to the Partnership’s share of costs for newbuilding and other construction contracts in the Partnership’s equity-accounted joint ventures are based on the Partnership’s ownership percentage in each respective joint venture as of March 31, 2019. These commitments are described in more detail in Note 14a of the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year-ended December 31, 2018. Based on the Partnership's ownership percentage in each respective joint venture, the Partnership's equity-accounted joint ventures have secured $414 million of undrawn financing related to the Partnership's proportionate share of the remaining commitments included in the table above.

b)     Following the termination of the finance lease arrangements for the three LNG carriers in the Teekay Nakilat Joint Venture in 2014, the lessor made a determination that additional rentals were due under the leases following a challenge by the UK taxing authority. As a result, in the three months ended March 31, 2018, the Teekay Nakilat Joint Venture recognized an additional liability of $53.0 million, which was included as part of other income (expense) in the Partnership's consolidated statements of income (loss), and paid this liability in the third quarter of 2018 by releasing a $7.0 million cash deposit it had made with the lessor and making a $56.0 million cash payment for the balance, which was based on the GBP/USD foreign currency exchange rates at the time the payments were made.

c) Tangguh Joint Venture Operating Leases

The Partnership owns 69% of Teekay BLT Corporation (or the Tangguh Joint Venture), which is a party to operating leases whereby the Tangguh Joint Venture is leasing the Tangguh Hiri and Tangguh Sago LNG carriers (or the Tangguh LNG Carriers) to a third party, which is in turn leasing the vessels back to the joint venture. The table in Note 5b does not include the Partnership’s minimum charter hire payments to be paid and received under these leases, which are described in more detail in Note 5 to the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2018. Under the terms of the leasing arrangement for the Tangguh LNG Carriers, whereby the Tangguh Joint Venture is the lessee, the lessor claims tax depreciation on its lease of these vessels. As is typical in these types of leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin.

The carrying amount of tax indemnification guarantees of the Partnership relating to the leasing arrangement through the Tangguh Joint Venture as at March 31, 2019 was $6.5 million (December 31, 2018 – $6.6 million) and is included as part of other long-term liabilities in the Partnership’s consolidated balance sheets. The tax indemnification is for the duration of the lease contracts with the third party plus the years it would take for the lease payments to be statute barred, which will end in 2033 for the vessels. Although there is no maximum potential amount of future payments, the Tangguh Joint Venture may terminate the lease arrangement on a voluntary basis at any time. If the lease arrangement terminates, the Tangguh Joint Venture will be required to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

13. Partnership Units and Net Income (Loss) Per Common Unit

At March 31, 2019, approximately 67.9% of the Partnership’s common units outstanding were held by the public. The remaining common units, as well as the 2% general partner interest, were held by subsidiaries of Teekay Corporation. All of the Partnership's outstanding Series A Cumulative Redeemable Perpetual Preferred Units (or the Series A Preferred Units) and Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (or the Series B Preferred Units) are held by the public.

Net Income (Loss) Per Common Unit

Limited partners' interest in net income (loss) per common unit is determined by dividing net income (loss), after deducting the amount of net income (loss) attributable to the non-controlling interests, the General Partner’s interest and the distributions on the Series A and Series B Preferred Units by the weighted-average number of common units outstanding during the period. The computation of limited partners’ interest in net income per common unit - diluted assumes the exercise of all dilutive restricted units using the treasury stock method. The computation of limited partners’ interest in net loss per common unit - diluted does not assume such exercises as the effect would be anti-dilutive. The distributions payable on the Series A and Series B Preferred Units for the three months ended March 31, 2019 and 2018 were $6.4 million.

	Three Months Ended March 31,
	2019	2018
	$	$
Limited partners' interest in net income (loss) for basic net income (loss) per common unit	14,888	(13,047)
Weighted average number of common units	78,598,678	79,637,607
Dilutive effect of unit-based compensation	81,983	—
Weighted average number of common units and common unit equivalents	78,680,661	79,637,607
Limited partner's interest in net income (loss) per common unit:
Basic	0.19	(0.16)
Diluted	0.19	(0.16)

The General Partner’s and common unitholders’ interests in net income are calculated as if all net income was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves determined by the General Partner's Board of Directors to provide for the proper conduct of the Partnership’s business, including reserves for maintenance and replacement capital expenditure and anticipated credit needs. In addition, the General Partner is entitled to incentive distributions if the amount the Partnership distributes to common unitholders with respect to any quarter exceeds specified target levels. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on non-designated derivative instruments and foreign currency translation gains (losses).

During the three months ended March 31, 2019 and 2018, quarterly cash distributions were below $0.4625 per common unit and, consequently, the assumed distribution of net income (loss) was based on the limited partners' and General Partner’s ownership percentage for purposes of the net income (loss) per common unit calculation. For more information on the increasing percentages used to calculate the General Partner’s interest in net income (loss), please refer to the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2018.

Pursuant to the partnership agreement, allocations to partners are made on a quarterly basis.

Common Unit Repurchases

In December 2018, the Partnership announced that the General Partner's Board of Directors had authorized a common unit repurchase program for the repurchase of up to $100 million of the Partnership's common units. During the three months ended March 31, 2019, the Partnership repurchased 0.8 million units for $9.3 million and associated 2% general partnership interest of $0.2 million.

14. Unit-Based Compensation

In March 2019 and 2018, a total of 33,216 common units and 17,498 common units, respectively, with an aggregate value of $0.4 million and $0.3 million, respectively, were granted to the non-management directors of the General Partner as part of their annual compensation for 2019 and 2018, respectively. These common units were fully vested upon grant. The compensation to the non-management directors is included in general and administrative expenses in the Partnership's consolidated statements of income (loss).

During March 2019 and 2018, the Partnership granted 79,914 and 62,283 restricted units, respectively, with grant date fair values of $1.2 million each, to certain of the Partnership’s employees and to certain employees of Teekay Corporation’s subsidiaries who provide services to the Partnership, based on the Partnership’s closing common unit price on the grant date. Each restricted unit is equal in value to one of the Partnership’s common units plus reinvested distributions from the grant date to the vesting date. The restricted units vest equally over three years from the grant date. Any portion of a restricted unit award that is not vested on the date of a recipient’s termination of service is canceled, unless their termination arises as a result of the recipient’s retirement, in which case, the restricted unit award will continue to vest

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

in accordance with the vesting schedule. Upon vesting, the value of the restricted unit awards is paid to each recipient in the form of units, net of withholding tax. During the three months ended March 31, 2019, a total of 81,082 restricted units (three months ended March 31, 2018 – 60,680 restricted units), with a fair value of $1.1 million (three months ended March 31, 2018 – $1.0 million), vested. During the three months ended March 31, 2019, and 2018, the Partnership recognized expenses of $0.8 million and $0.7 million, respectively, related to the restricted units and common units.

15.	Restructuring Charges

In January 2019 and February 2018, the charterer, who was also the owner of the Toledo Spirit and Teide Spirit conventional tankers, sold the vessels to third parties. As a result of these sales, the Partnership returned the vessels to the owner and incurred seafarer severance payments for the three months ended March 31, 2019 and 2018 of $2.2 million and $1.4 million, respectively, which were presented as restructuring charges in the Partnership's consolidated statements of income (loss). As at March 31, 2019, the remaining balance of unpaid restructuring charges of $1.0 million (December 31, 2018 – $0.5 million) is included in accrued liabilities in the Partnership's consolidated balance sheets.
16. Write-down of Vessels

a)The Partnership recorded a write-down on the European Spirit Suezmax tanker of $3.0 million for the three months ended March 31, 2018 in the Partnership's consolidated statements of income (loss). On December 6, 2018 the European Spirit Suezmax tanker was sold for net proceeds of $15.7 million. The Partnership used the net proceeds from the sale primarily to repay its existing term loan associated with the vessel.

b)The Partnership recorded a write-down on the African Spirit Suezmax tanker of $2.7 million for the three months ended March 31, 2018 in the Partnership's consolidated statements of income (loss). On October 9, 2018 the African Spirit Suezmax tanker was sold for net proceeds of $12.8 million. The Partnership used the net proceeds from the sale primarily to repay its existing term loan associated with the vessel.

c)In March 2018, the carrying value of the Alexander Spirit conventional tanker was written down to its estimated fair value, using an appraised value, as a result of changes in the Partnership's expectations of the vessel's future opportunities once its current charter contract ends in 2019. The impairment charge of $13.0 million is included in write-down of vessels for the three months ended March 31, 2018 in the Partnership's consolidated statements of income (loss).

17. Supplemental Cash Flow Information

a)The following is a tabular reconciliation of the Partnership's cash, cash equivalents and restricted cash balances for the periods presented in the Partnership's consolidated statements of cash flows.

	March 31, 2019	December 31, 2018	March 31, 2018	December 31, 2017
	$	$	$	$
Cash and cash equivalents	122,589	149,014	197,007	244,241
Restricted cash – current	45,329	38,329	19,256	22,326
Restricted cash – long-term	32,686	35,521	67,032	72,868
	200,604	222,864	283,295	339,435
The Partnership maintains restricted cash deposits relating to certain term loans, collateral for cross currency swaps (see Note 11), project tenders and amounts received from charterers to be used only for dry-docking expenditures and emergency repairs.

b)The associated sales of the Toledo Spirit and Teide Spirit by its owner during the three months ended March 31, 2019 and 2018, respectively, resulted in the vessels being returned to their owner with the obligations related to finance lease being concurrently extinguished. As a result, the sales of the vessels and the concurrent extinguishments of the corresponding obligations related to finance lease of $23.6 million and $23.1 million for the three months ended March 31, 2019 and 2018, respectively, were treated as non-cash transactions in the Partnership‘s consolidated statements of cash flows.

18. Subsequent Events

a)    In April 2019, the Partnership reached an agreement with a shipyard as part of a warranty claim on certain of the Partnership's LNG carriers constructed by the shipyard, whereby the shipyard paid the Partnership approximately $45 million in May 2019.

b)    On April 17, 2019, the Partnership secured a three-year fixed-rate charter contract for the Magellan Spirit commencing in late-May 2019. In connection with this agreement, the Teekay LNG-Marubeni Joint Venture extended its existing charter-out contract to the Partnership for the same three-year period to cover the entire charter period with the third party customer.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
MARCH 31, 2019
PART I – FINANCIAL INFORMATION
ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying notes contained in "Item 1 - Financial Statements" of this Report on Form 6-K and with our audited consolidated financial statements contained in "Item 18 - Financial Statements" and with "Management’s Discussion and Analysis of Financial Condition and Results of Operations" in "Item 5 - Operating and Financial Review and Prospects" of our Annual Report on Form 20-F for the year ended December 31, 2018.

OVERVIEW

Teekay LNG Partners L.P. is an international provider of marine transportation services for liquefied natural gas (or LNG), liquefied petroleum gas (or LPG) and crude oil. As of March 31, 2019, we had a fleet of 49 LNG carriers (including four LNG carrier newbuildings), 29 LPG/multi-gas carriers and one conventional tanker. Our ownership interests in these vessels range from 20% to 100%. In addition to our fleet, we have a 30% ownership interest in an LNG receiving and regasification terminal in Bahrain, which is currently under construction.

SIGNIFICANT DEVELOPMENTS IN 2019

Quarterly Distributions
As part of a balanced capital allocation strategy we increased our quarterly cash distributions on our common units by 36% in 2019 from $0.14 per common unit to $0.19 per common unit commencing with the quarterly distribution paid in May 2019.

LNG Carrier Newbuilding Deliveries
Consolidated Fleet

In January 2019, the Yamal Spirit LNG carrier newbuilding was delivered, which concurrently commenced its 15-year time-charter contract with Yamal Trade Pte. Ltd. Upon delivery of the vessel, we sold and leased back the vessel under a sale-leaseback financing transaction of $158.7 million, the proceeds of which we used to pay the shipyard construction costs upon delivery of the LNG carrier newbuilding.

Pan Union Joint Venture

In January 2019, our joint venture with China LNG Shipping (Holdings) Limited (or China LNG), CETS Investment Management (HK) Co. Ltd. and BW Investments Pte. Ltd (or the Pan Union Joint Venture) took delivery of its fourth LNG carrier newbuilding, the Pan Africa. Upon delivery, the vessel commenced its 20-year charter contract with Royal Dutch Shell Plc (or Shell). We have a 20% ownership interest in this vessel through our interest in the joint venture.

Re-chartering Activities

In May 2019, we extended the fixed-rate charter contract of the 1993-built Polar Spirit LNG carrier for three additional years at a charter rate in excess of the previous fixed rate. The charter extension commenced on May 7, 2019.

In September 2018, our 52%-owned joint venture with Marubeni Corporation (or the Teekay LNG-Marubeni Joint Venture) agreed to charter its LNG carrier, the Magellan Spirit, to us for two years at a fixed rate. We subsequently chartered-out the Magellan Spirit to third parties at charter rates that were higher than the charter-in rate that we are required to pay. In March 2019, the Magellan Spirit completed its most recent charter contract with a third party and was redelivered to us, at which time the vessel proceeded to its scheduled drydock which completed in May 2019. In April 2019, we secured a three-year fixed-rate charter contract for the Magellan Spirit, which is expected to commence in late-May 2019. In connection with this new three-year charter, a subsidiary of Teekay Corporation agreed to charter-in the vessel from us in order to facilitate the charter-out of the vessel to the third-party customer on back-to-back terms. The in-charter by Teekay Corporation is expected to be in place for a temporary basis until the out-charter contract is novated to us, at which time we expect to continue to charter the vessel to the third-party customer for the duration of the three-year charter. In connection with this arrangement, the Teekay LNG-Marubeni Joint Venture extended its existing charter-out contract to us for the same three-year period to cover the entire charter period with the third-party customer.

Conventional Tankers
In January 2019, Compania Espanole de Petroleos, S.A. (or CEPSA), the charterer and owner of our finance leased vessel, the Toledo Spirit, sold the vessel to a third party. As a result of the sale, we returned the vessel to CEPSA and the full amount of our associated obligation related to finance lease related to the vessel was concurrently extinguished. In addition, we incurred associated seafarer severance costs of $2.2 million in 2019 on the sale of the Toledo Spirit.

Bond Issuance and Refinancings
In January 2019, we refinanced our $106 million debt facility relating to the Sean Spirit LNG carrier by issuing a $106 million bond maturing in December 2030 at a fixed interest rate of 4.71%.

Equity-Accounted Joint Venture's Financings and Refinancings
In March 2019, our 50/50 LNG-related joint venture with Exmar NV (or the Excalibur Joint Venture) amended its $60 million debt facility to extend the loan maturity from November 2019 to December 2021 and to lower the cost of financing.

Charter Contracts for MALT LNG Carriers
Two of the six LNG Carriers in our 52%-owned Teekay LNG-Marubeni Joint Venture, the Marib Spirit and Arwa Spirit, are under long-term charters expiring in 2029 with Yemen LNG Company Limited (or YLNG), a consortium led by Total SA. Due to the political situation in Yemen, YLNG decided to temporarily close operation of its LNG plant in Yemen in 2015. As a result, commencing January 1, 2016, the Teekay LNG-Marubeni Joint Venture agreed to successive deferral arrangements with YLNG pursuant to which a portion of the charter payments were deferred. Concurrently with the expiration of the most current deferral arrangement, in April 2019 the Teekay LNG-Marubeni Joint Venture entered into a suspension agreement with YLNG (the Suspension Agreement) pursuant to which the Teekay LNG-Marubeni Joint Venture and YLNG agreed to suspend the two charter contracts for a period of up to three years from the date of the agreement. Should the LNG plant in Yemen resume operations during the term of the Suspension Agreement, YLNG will be required to repay the applicable deferred amounts plus interest over a period of installments. However, there are no assurances if or when the LNG plant will resume operations and, accordingly, if YLNG will be able to repay all or any portion of the deferred amounts. Pursuant to the Suspension Agreement, the Teekay LNG-Marubeni Joint Venture is permitted to directly charter the Marib Spirit and Arwa Spirit for its own account to third parties. In May 2019, the Teekay LNG-Marubeni Joint Venture secured one-year, fixed-rate charter contracts on the Arwa Spirit and Marib Spirit, which both are expected to commence in June 2019.

Commercial Management Agreement for Multi-Gas Vessels
On February 25, 2019, we entered into a commercial management agreement with a third-party commercial manager (or the Manager) pursuant to which the Manager will commercially manage our seven multi-gas vessels. In May 2019, we completed the transition of the commercial management of all seven multi-gas vessels to the Manager. We have the ability to withdraw our vessels from the Manager at any time subject to the requirements provided for in the management agreement.

Warranty Claim Settlement
In April 2019, we reached an agreement with a shipyard as part of a warranty claim on certain of our LNG carriers constructed by the shipyard, whereby the shipyard paid us approximately $45 million in May 2019. We expect to account the settlement from the shipyard as a reduction in the carrying value of the applicable LNG carriers.

RESULTS OF OPERATIONS

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects, and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These factors, terms and concepts are described in “Item 5 – Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on April 5, 2019. In addition, prior to the fourth quarter of 2018, we reported our financial results on the basis of two business segments: a liquified gas segment and a conventional tanker segment. Commencing with the fourth quarter of 2018, we manage our business and analyze and report our results from operations on the basis of three business segments: the liquefied natural gas segment, the liquefied petroleum gas segment and the conventional tanker segment. All segment information for comparative periods has been retroactively adjusted to conform with the change in segment presentation adopted in the fourth quarter of 2018. Details of the changes to our results from operations for the three months ended March 31, 2019 compared to the three months ended March 31, 2018 for each of our segments are provided below.

In accordance with GAAP, we report gross revenues in our consolidated statements of income (loss) and include voyage expenses among our operating expenses. However, consistent with general practice in the shipping industry, we use net voyage revenues (defined as voyage revenues less voyage expenses), a non-GAAP financial measure, as a measure of equating revenues generated from voyage charters to revenues generated from time-charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Under time-charters, the charterer pays the voyage expenses, whereas under voyage charter contracts the ship owner pays these expenses. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the ship owner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates under the contract or billing the expenses to them. As a result, although voyage revenues from different types of contracts may vary, the net voyage revenues are comparable across the different types of contracts. We principally use net voyage revenues because it provides more meaningful information to us than voyage revenues. Net voyage revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. Non-GAAP financial measures may not be comparable to those of other companies which may calculate similar measures differently.

Summary

Our consolidated income from vessel operations increased to $69.4 million for the three months ended March 31, 2019, compared to $25.1 million in the same period of the prior year. The primary reasons for this increase, which are reflected in the table below and described following the table, are as follows:

•
deliveries to us of the Magdala, Myrina, Megara, Bahrain Spirit, Sean Spirit and Yamal Spirit LNG carrier newbuildings between February 2018 and January 2019, and the Magellan Spirit LNG carrier, which we charter-in from the Teekay LNG-Marubeni Joint Venture, commencing charter-out employment in October 2018;

•	write-downs on three conventional vessels in the first quarter of 2018; and

•
higher income from vessel operations from the Torben LNG carrier and our seven multi-gas carriers due to higher charter rates earned in the first quarter of 2019, net of lower charter rates earned by the Polar Spirit;

partially offset by:

•	the Galicia Spirit and Madrid Spirit being off-hire during the three months ended March 31, 2019 for scheduled drydocking and unscheduled repairs.

Liquefied Natural Gas Segment

As at March 31, 2019, our liquefied natural gas segment fleet, including newbuildings, included 49 LNG carriers, in which our interests ranged from 20% to 100%. However, the table of operating results further below only includes the 24 LNG carriers that are accounted for under the consolidation method of accounting and the Magellan Spirit, in which we charter-in from the Teekay LNG-Marubeni Joint Venture and excludes the vessels and other assets accounted for under the equity method listed in the immediately following table. A comparison of the results from vessels and assets accounted for under the equity method is described later in this section under "-- Equity Income."

	As at March 31, 2019
Assets accounted for under the equity method of accounting	Ownership Percentage	# of Delivered Vessels	Newbuildings/ LNG Terminals Under Construction
Angola Joint Venture	33%	4	—
Bahrain LNG Joint Venture	30%	—	1
Exmar LNG Joint Venture	50%	1	—
Pan Union Joint Venture	20%-30%	4	—
RasGas 3 Joint Venture	40%	4	—
Teekay LNG-Marubeni Joint Venture	52%	6	—
Yamal LNG Joint Venture	50%	2	4
		21	5

The following table compares our liquefied natural gas segment’s operating results for the three months ended March 31, 2019 and 2018, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2019 and 2018 to voyage revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days and revenue days for assets we consolidate in our liquefied natural gas segment:

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Three Months Ended March 31,		% Change
	2019	2018
Voyage revenues	137,822	101,426	35.9
Voyage expenses	(1,238)	(421)	194.1
Net voyage revenues	136,584	101,005	35.2
Vessel operating expenses	(20,555)	(20,163)	1.9
Time-charter hire expense	(5,591)	—	100.0
Depreciation and amortization	(31,686)	(25,479)	24.4
General and administrative expenses(1)(2)	(5,963)	(5,154)	15.7
Income from vessel operations	72,789	50,209	45.0
Equity income	7,493	27,404	(72.7)
Operating Data:
Revenue Days (A)	2,152	1,670	28.9
Calendar-Ship-Days (B)	2,220	1,670	32.9
Utilization (A)/(B)	96.9%	100.0%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).

(2)
An adjustment was made commencing with the fourth quarter of 2018 to reclassify a ship management cost recovery from general and administrative expenses to vessel operating expenses. The results of the first quarter of 2018 have been reclassified to conform to the presentation adopted in the fourth quarter of 2018.

Our liquefied natural gas segment’s total calendar-ship-days increased by 32.9% to 2,220 days for the three months ended March 31, 2019, from 1,670 days for the same period in 2018 as a result of the deliveries of the Magdala, Myrina, Megara, Bahrain Spirit, Sean Spirit, and Yamal Spirit LNG carrier newbuildings and our chartering-in of the Magellan Spirit from the Teekay LNG-Marubeni Joint Venture since September 2018. During the three months ended March 31, 2019, vessels in this segment were off-hire for scheduled dry dockings of 41 days, unscheduled off-hire for repairs of 20 days and idle for 7 days for repositioning to other charters; compared to no vessels in this segment being off-hire in the same period of the prior year. As a result, our utilization decreased to 96.9% for the three months ended March 31, 2019, compared to 100.0% for the same period in 2018.
Net Voyage Revenues. Net voyage revenues increased for the three months ended March 31, 2019 from the same period of the prior year, primarily as a result of:

•
an increase of $9.3 million for the three months ended March 31, 2019, due to the Magellan Spirit being chartered-in from Teekay LNG-Marubeni Joint Venture since September 2018 and commencing its charter-out employment in October 2018, net of 11 off-hire days in March 2019 for repositioning and a scheduled docking of the vessel;

•	an increase of $7.5 million for the three months ended March 31, 2019, due to the delivery of the Bahrain Spirit in August 2018 and commencement of its charter contract in September 2018;

•	an increase of $6.3 million for the three months ended March 31, 2019, due to the delivery of the Sean Spirit and its charter contract commencing in December 2018;

•	an increase of $4.8 million for the three months ended March 31, 2019, due to the Torben Spirit earning an increased charter rate upon securing a three-year charter contract extension in 2018;

•	an increase of $4.6 million for the three months ended March 31, 2019, due to the delivery of the Myrina and its charter contract commencing in May 2018;

•	an increase of $4.4 million for the three months ended March 31, 2019, due to the delivery of the Yamal Spirit and its charter contract commencing in January 2019;

•	an increase of $4.2 million for the three months ended March 31, 2019 due to the delivery of the Megara and its charter contract commencing in July 2018; and

•	an increase of $2.0 million for the three months ended March 31, 2019, due to the delivery of the Magdala and its charter contract commencing in February 2018;
partially offset by:

•
a decrease of $2.4 million for the three months ended March 31, 2019, relating to lower amortization of in-process contracts recognized into revenue with respect to our shipbuilding and site supervision contract associated with the four LNG newbuilding carriers in the Pan Union Joint Venture due to the deliveries of the Pan Asia, Pan Americas, Pan Europe and Pan Africa LNG carrier newbuildings between October 2017 and January 2019 (however, we had related decreases in vessel operating expenses);

•	a decrease of $2.1 million for the three months ended March 31, 2019, due to the Galicia Spirit being off-hire for 37 days in the first quarter of 2019 for a scheduled dry dock;

•	a decrease of $2.0 million for the three months ended March 31, 2019, due to the impact of the depreciation of the Euro on our Euro-denominated revenue; and

•	a decrease of $1.3 million for the three months ended March 31, 2019, due to the Madrid Spirit being off-hire for 20 days in the first quarter of 2019 for unscheduled repairs.

Vessel Operating Expenses. Vessel operating expenses increased slightly for the three months ended March 31, 2019 compared to the same period of the prior year, primarily as a result of the following:

•	an increase of $3.2 million for the three months ended March 31, 2019, due to the deliveries of the Bahrain Spirit, Sean Spirit and Yamal Spirit;

partially offset by:

•
a decrease of $1.6 million for the three months ended March 31, 2019 due to lower shipbuilding supervision costs upon the deliveries of Pan Asia, Pan Americas, Pan Europe and Pan Africa LNG carrier newbuildings (however, we had related decreases in net voyage revenues); and

•
a decrease of $1.0 million for the three months ended March 31, 2019, due to higher ship management cost recoveries in the first quarter of 2019 as a result of equity-accounted vessels delivered during 2018 and 2019, which are managed by a Teekay Corporation subsidiary and with associated ship management costs and recoveries allocated to us pursuant to the related management arrangement.

Time-charter Hire Expense. Increased by $5.6 million as the Magellan Spirit LNG carrier was chartered-in from the Teekay LNG-Marubeni Joint Venture commencing in September 2018.

Depreciation and Amortization. Depreciation and amortization increased for the three months ended March 31, 2019, compared to the same period of the prior year, primarily due to the deliveries of the Magdala, Myrina, Megara, Sean Spirit and Yamal Spirit.

Equity Income. Equity income was $7.5 million for the three months ended March 31, 2019 compared to $27.4 million for the same period in 2018 as set forth in the table below:

(in thousands of U.S. Dollars)	Three Months Ended
	Angola LNG Carriers	Exmar LNG Carriers	MALT LNG Carriers	RasGas 3 LNG Carriers	Pan Union LNG Carriers	Yamal LNG Carriers	Bahrain LNG Joint Venture	Total Equity Income
Three months ended March 31, 2019	734	729	764	2,450	2,647	5,630	(5,461)	7,493
Three months ended March 31, 2018	8,486	6,716	564	4,195	1,074	772	5,597	27,404
Difference	(7,752)	(5,987)	200	(1,745)	1,573	4,858	(11,058)	(19,911)

The $7.8 million decrease for the three months ended March 31, 2019, in our 33%-owned investment in the four LNG carriers relating to the Angola Project (or the Angola LNG Carriers) in our joint venture with Mitsui & Co. Ltd. and NYK Energy Transport (Atlantic) Ltd (or the Angola LNG Joint Venture) was primarily due to mark-to-market changes on non-designated derivative instruments, where unrealized losses were recognized during the first quarter of 2019 compared to unrealized gains in the prior year. The mark-to-market changes resulted from decreases in long-term LIBOR benchmark interest rates for interest rate swaps compared to the same periods in 2018.
The $6.0 million decrease for the three months ended March 31, 2019, in our 50%-owned investment in the LNG carriers relating to our LNG joint venture with Exmar NV (or the Exmar LNG Carriers) was primarily due to the gain on sale of our interest in our 50%-owned joint venture with Exmar NV (or the Excelsior Joint Venture) recorded in the first quarter of 2018 and lower earnings due to such sale.
The $1.7 million decrease for the three months ended March 31, 2019, in our 40% investment in the four LNG carriers relating to our joint venture with QGTC Nakilat (1643-6) Holdings Corporation (or the RasGas 3 LNG Carriers) was primarily due to higher interest expense due to an increase in LIBOR and gains on ineffectiveness of hedge-accounted swaps being recognized through earnings during the first quarter of 2018 compared to being recognized directly to accumulated other comprehensive (loss) income (or AOCI) upon adoption of the new hedge-accounting standard update (or ASU) 2017-12 in 2019. Please read "Item 1 - Financial Statements: Note 2 - Accounting Pronouncements".
The $1.6 million increase for the three months ended March 31, 2019, in our investment in the four LNG carriers relating to the Pan Union Joint Venture (or the Pan Union LNG Carriers) was primarily due to the deliveries of its three LNG carrier newbuildings, the Pan Americas, Pan Europe and Pan Africa, in January 2018, July 2018 and January 2019, respectively, in which we have ownership interests ranging from 20% to 30%.
The $4.9 million increase for the three months ended March 31, 2019, in our 50%-owned investment in the six ARC7 LNG carriers (or the Yamal LNG Carriers) relating to the Yamal LNG Joint Venture was primarily due to the delivery of its second ARC7 LNG carrier newbuilding, the Rudolf Samoylovich, in September 2018 and ineffectiveness of hedge-accounted swaps being recognized through earnings during the first quarter of 2018 compared to being recognized directly to accumulated other comprehensive (loss) income upon adoption of ASU 2017-12 in 2019.
The $11.1 million decrease for the three months ended March 31, 2019, in our 30%-owned investment in the joint venture with National Oil and Gas Authority), Gulf Investment Corporation, and Samsung C&T (or the Bahrain LNG Joint Venture) was primarily due to unrealized losses on derivative instruments recorded in earnings in the first quarter of 2019 compared to gains in the same period in 2018 and due to the Bahrain Spirit floating storage unit (or FSU) chartered-in to the Bahrain LNG Joint Venture from us commencing September 2018.
Liquified Petroleum Gas Segment
As at March 31, 2019, our liquefied petroleum gas segment fleet included 29 LPG and multi-gas carriers, in which our interests ranged from 50% to 99%. However, the table of operating results below only includes the seven multi-gas carriers that are accounted for under the consolidation method of accounting and excludes 22 vessels in the Exmar LPG Joint Venture accounted for under the equity method. A comparison of the results from vessels and assets accounted for under the equity method are described below under "-- Equity Loss."

The following table compares our liquefied petroleum gas segment’s operating results for the three months ended March 31, 2019 and 2018, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2019 and 2018 to voyage revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days and revenue days for assets we consolidate in our liquefied petroleum gas segment:

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Three Months Ended March 31,		% Change
	2019	2018
Voyage revenues	9,160	3,623	152.8
Voyage expenses	(4,670)	(2,387)	95.6
Net voyage revenues	4,490	1,236	263.3
Vessel operating expenses	(4,352)	(4,025)	8.1
Depreciation and amortization	(1,921)	(1,742)	10.3
General and administrative expenses(1)	(563)	(1,133)	(50.3)
Loss from vessel operations	(2,346)	(5,664)	(58.6)
Equity loss	(1,915)	(680)	181.6
Operating Data:
Revenue Days (A)	578	582	(0.7)
Calendar-Ship-Days (B)	630	630	—
Utilization (A)/(B)	91.7%	92.4%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).
Our liquefied petroleum gas segment’s total calendar-ship-days remained unchanged at 630 days for the three months ended March 31, 2019, compared to the same period in 2018. During the three months ended March 31, 2019, vessels in this segment were off-hire for scheduled dry docking and repairs of 51 days, compared to 48 days for the same period in 2018. As a result, our utilization decreased to 91.7% for the three months ended March 31, 2019, compared to 92.4% for the same period in 2018.

Net Voyage Revenues. Net voyage revenues increased by $3.3 million for the three months ended March 31, 2019 compared to the same period in 2018, primarily due to six of the seven multi-gas carriers earning higher spot revenues during the first quarter of 2019.

Equity Loss. The $1.2 million increase in equity loss from our 50% ownership interest in Exmar LPG BVBA (or the Exmar LPG Joint Venture) was primarily due to unrealized losses on non-designated derivative instruments recorded in earnings in the first quarter of 2019 compared to unrealized gains recorded in earnings in the same period in 2018 due to mark-to-market changes.

Conventional Tanker Segment

As at March 31, 2019, our conventional tanker fleet included one Handymax product tanker while as at March 31, 2018 our conventional fleet included three Suezmax tankers and one Handymax product tanker. The following table compares our conventional tanker segment’s operating results for the three months ended March 31, 2019 and 2018, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2019 and 2018 to voyage revenues, the most directly comparable GAAP financial measure. The following tables also provide a summary of the changes in calendar-ship-days and revenue days for our conventional tanker segment:

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Three Months Ended March 31,		% Change
	2019	2018
Voyage revenues	2,762	10,257	(73.1)
Voyage recoveries (expenses)	133	(2,993)	(104.4)
Net voyage revenues	2,895	7,264	(60.1)
Vessel operating expenses	(1,194)	(3,779)	(68.4)
Depreciation and amortization	(519)	(2,046)	(74.6)
General and administrative expenses(1)	(106)	(784)	(86.5)
Write-down of vessels	—	(18,662)	(100.0)
Restructuring charges	(2,158)	(1,396)	54.6
Loss from vessel operations	(1,082)	(19,403)	(94.4)
Operating Data:
Revenue Days (A)	113	398	(71.6)
Calendar-Ship-Days (B)	113	399	(71.7)
Utilization (A)/(B)	100.0%	99.7%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

Our conventional tanker segment's total calendar ship days decreased by 71.7% to 113 days for the three months ended March 31, 2019 from 399 days for the same period in 2018 primarily as a result of the sales of the Teide Spirit, European Spirit, African Spirit and Toledo Spirit in February 2018, October 2018, December 2018 and January 2019, respectively.

Net Voyage Revenues. Net voyage revenues decreased for the three months ended March 31, 2019, respectively, from the same period of the prior year, primarily as a result of the sales of the Teide Spirit, European Spirit, African Spirit and Toledo Spirit.

Vessel Operating Expenses. Vessel operating expenses decreased for the three months ended March 31, 2019 compared to the same period of the prior year, primarily as a result of the sales of the Teide Spirit, European Spirit, African Spirit and Toledo Spirit.

Depreciation and Amortization. Depreciation and amortization decreased for the three months ended March 31, 2019 from the same period of the prior year, primarily as a result of the sales of the Teide Spirit and Toledo Spirit.

Write-down of Vessels. During the three months ended March 31, 2018, we recorded a write-down of $13.0 million on the Alexander Spirit conventional tanker to its estimated fair value, using an appraised value, as a result of changes in our expectations of the vessel's future opportunities after its current contract ends in the third quarter of 2019. We also recorded write-downs of $5.7 million on a combined basis on the European Spirit and African Spirit Suezmax tankers as a result of declines in the estimated fair market values of these vessels held for sale at that time.

Restructuring Charges. The restructuring charges of $2.2 million and $1.4 million incurred during the three months ended March 31, 2019 and March 31, 2018, respectively, relate to seafarer severance costs upon CEPSA’s sale of our vessels related to finance leases, the Toledo Spirit and Teide Spirit, respectively.

Other Operating Results

General and Administrative Expenses. General and administrative expenses decreased slightly to $6.6 million for the three months ended March 31, 2019, from $7.1 million for the same period in 2018, primarily due to professional fees incurred during the first quarter of 2018 relating to the tax treatment dispute relating to the lease of our three LNG carriers (or the RasGas II LNG Carriers) in our 70%-owned consolidated subsidiary Teekay Nakilat Corporation (or the Teekay Nakilat Joint Venture) and claims against I.M. Skaugen SE for damages and losses for our seven multi-gas carriers previously on charter to them.
Interest Expense. Interest expense increased to $42.2 million for the three months ended March 31, 2019, from $24.7 million for the same period of the prior year. Interest expense primarily reflects interest incurred on our long-term debt and obligations related to finance leases. These changes were primarily the result of:

•
an increase of $11.7 million for the three months ended March 31, 2019, relating to interest incurred on the debt and obligations related to finance lease for the Magdala, Myrina, Megara, Bahrain Spirit, Sean Spirit and Yamal Spirit LNG carriers arising in connection with their deliveries;

•
an increase of $2.4 million for the three months ended March 31, 2019, as a result of higher LIBOR rates, as compared to the same period of the prior year, partially offset as a result of interim principal debt repayments;

•	an increase of $2.0 million for the three months ended March 31, 2019, relating to extinguishment of debt issuance costs upon completion of debt refinancing in January 2019 on the Sean Spirit; and

•	an increase of $1.8 million for the three months ended March 31, 2019, due to decreases in capitalized interest as a result of vessels delivered during 2018 and 2019.
Realized and Unrealized (Loss) Gain on Non-designated Derivative Instruments. Net realized and unrealized (losses) gains on non-designated derivative instruments were $(6.6) million for the three months ended March 31, 2019, as compared to $8.0 million in the same period of the prior year as set forth in the table below:

(in thousands of U.S. Dollars)	Three Months Ended March 31,
	2019			2018
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
Interest rate swap agreements	(2,385)	(4,192)	(6,577)	(4,478)	11,898	7,420
Interest rate swaption agreements	—	—	—	—	2	2
Toledo Spirit time-charter derivative	—	(40)	(40)	309	270	579
	(2,385)	(4,232)	(6,617)	(4,169)	12,170	8,001

As at March 31, 2019 and 2018, we had interest rate swap agreements, excluding our swap agreements with future commencement dates and swap agreements held by our equity-accounted joint ventures, with aggregate average net outstanding notional amounts of approximately $834 million and $937 million, respectively, with average fixed rates of 3.4% and 3.2%, respectively, for the respective three-month period then ended. The decrease in realized losses relating to our interest rate swaps from 2018 to 2019 were primarily due to certain interest rate swaps agreements expiring in early-2019.

During the three months ended March 31, 2019, we recognized unrealized losses on our interest rate swap agreements associated with our U.S. Dollar-denominated long-term debt. This resulted from $6.0 million of unrealized losses relating to decreases in long-term forward LIBOR benchmark interest rates, relative to the beginning of 2019, partially offset by a reclassification of $1.5 million of previously recognized unrealized losses to realized losses related to cash settlements of our interest rate swaps.

During the three months ended March 31, 2019, we recognized unrealized gains on our interest rate swap agreements associated with our Euro-denominated long-term debt. This resulted from a reclassification of $0.9 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps, partially offset by $0.6 million of unrealized losses relating to decreases in long-term forward EURIBOR benchmark interest rates relative to the beginning of 2019.

The Toledo Spirit time-charter derivative was an agreement with Teekay Corporation under which Teekay Corporation paid us any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and we paid Teekay Corporation any amounts payable to us by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate. This derivative contract ended in January 2019 upon CEPSA selling the Toledo Spirit Suezmax tanker to a third party. Please read “Item 1 - Financial Statements: Note 10c - Related Party Transactions".

During the three months ended March 31, 2018, we recognized unrealized gains on our interest rate swap agreements associated with our U.S. Dollar-denominated long-term debt. This resulted from $8.4 million of unrealized gains relating to increases in long-term forward LIBOR benchmark interest rates, relative to the beginning of 2018, and reclassification of $2.4 million of previously recognized unrealized losses to realized losses related to cash settlements of our interest rate swaps.

During the three months ended March 31, 2018, we also recognized unrealized gains on our interest rate swap agreements associated with our Euro-denominated long-term debt. This resulted from reclassification of $2.0 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps, partially offset by $1.0 million of unrealized losses relating to decreases in long-term forward EURIBOR benchmark interest rates, relative to the beginning of 2018.

The projected forward average tanker rates in the tanker market decreased at March 31, 2018, compared to the beginning of 2018, which resulted in $0.3 million of unrealized gains on our Toledo Spirit time-charter derivative for the three months ended March 31, 2018.

Foreign Currency Exchange Loss. Foreign currency exchange losses were $0.7 million for the three months ended March 31, 2019, compared to losses of $1.3 million for the same period of the prior year. These foreign currency exchange losses are due primarily to the relevant period-end revaluation of our NOK-denominated debt and our Euro-denominated term loans for financial reporting purposes into U.S. Dollars, net of the realized and unrealized gains and losses on our cross currency swaps. Gains on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on NOK-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

For the three months ended March 31, 2019, foreign currency exchange losses included unrealized losses on our cross currency swaps of $1.9 million, realized losses on our cross currency swaps of $1.4 million and unrealized losses on the revaluation of our NOK-denominated debt of $0.6 million. These losses were partially offset by net unrealized gains on the revaluation of our Euro-denominated cash, restricted cash and debt of $3.2 million.

For the three months ended March 31, 2018, foreign currency exchange losses included realized losses of $1.4 million on our cross currency swaps, unrealized losses on the revaluation of our NOK-denominated debt of $17.5 million, and net unrealized losses on the revaluation of our Euro-denominated cash, restricted cash, working capital and debt of $4.7 million. These losses were partially offset by unrealized gains of $22.3 million on our cross currency swaps.

Other Income (Expense). Other expense of $52.6 million for the three months ended March 31, 2018 included $53.0 million of additional tax indemnification guarantee liability recorded within the consolidated Teekay Nakilat Joint Venture which was fully paid by September 30, 2018. Please read "Item 1 - Financial Statements: Note 12b - Commitments and Contingencies".

Income Tax Expense. Income tax expense increased to $2.6 million for the three months ended March 31, 2019, from $0.8 million for the same period of the prior year, primarily due to increased voyages to taxable jurisdictions during the first quarter of 2019.

Other Comprehensive (Loss) Income. Other comprehensive loss was $22.2 million for the three months ended March 31, 2019, compared to other comprehensive income of $2.5 million for the same period of the prior year, due to changes in the valuation of interest rate swaps accounted for using hedge accounting within the Teekay Nakilat Joint Venture, in which we own a 70% interest, and certain of our equity-accounted joint ventures. During the three months ended March 31, 2019, we recognized unrealized losses on our interest rate swaps accounted for using hedge accounting in the Teekay Nakilat Joint Venture and certain of our equity-accounted joint ventures relating to decreases in long-term forward LIBOR benchmark interest rates, relative to the beginning of 2019. During the three months ended March 31, 2018, we recognized unrealized gains on our interest rate swaps accounted for using hedge accounting in the Teekay Nakilat Joint Venture and certain of our equity-accounted joint ventures relating to increases in long-term forward LIBOR benchmark interest rates, relative to the beginning of 2018. Upon adoption of ASU 2017-12, both the effective and ineffective portions of the hedge-accounted swaps are recognized through accumulated other comprehensive (loss) income compared to only having the effective portion recognized prior to the adoption.
Liquidity and Cash Needs

Our business strategy is to employ a substantial majority of our vessels on fixed-rate contracts primarily with large energy companies and their transportation subsidiaries. Our primary liquidity needs for the remainder of 2019 through 2020 include payment of operating expenses, dry-docking expenditures, the funding of general working capital requirements, scheduled repayments and maturities of long-term debt and obligations related to finance leases, debt service costs, committed capital expenditures, our quarterly distributions, including payments of distributions on our Series A and Series B Preferred Units and common units and funding any common unit repurchases we may undertake. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, proceeds from debt financings and dividends we expect to receive from our equity-accounted joint ventures. For the next 12 months, we expect that our existing liquidity, combined with the cash flow we expect to generate from our operations and receive as dividends from our equity-accounted joint ventures, will be sufficient to finance the majority of our liquidity needs, including the equity portion of our committed capital expenditures. Our remaining liquidity needs include the requirement to refinance our loan facilities and bonds maturing during 2020. We already have committed debt financing in place for all of our existing growth projects, including our four ARC7 LNG carrier newbuildings under construction for the Yamal LNG Joint Venture; and the assets of the Bahrain LNG Joint Venture formed for the development of an LNG receiving and regasification terminal in Bahrain.

Our ability to continue to expand the size of our fleet over the long-term is dependent upon our ability to generate operating cash flow, obtain long-term bank borrowings, sale-leaseback financing and other debt, as well as our ability to raise debt or equity financing through public or private offerings.

Our revolving credit facilities, term loans and obligations related to finance leases are described in "Item 1 - Financial Statements: Note 5a - Chartered-in Vessels - Finance Leases and Note 8 - Long-Term Debt". They contain covenants and other restrictions typical of debt financing secured by vessels, which restrict the vessel-owning or lessee subsidiaries from: incurring or guaranteeing indebtedness; changing ownership or organizational structure, including mergers, consolidations, liquidations and dissolutions; paying dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; and entering into new lines of business. Certain of our revolving credit facilities and term loans require us to maintain financial covenants. If we do not meet these financial covenants, the lender or lessor may limit our ability to borrow additional funds under our credit facilities and accelerate the repayment of our revolving credit facilities, term loans and obligations related to finance leases, which would have a significant impact on our short-term liquidity requirements. As at March 31, 2019, we had three facilities with an aggregate outstanding loan balance of $431.8 million that require us to maintain minimum vessel-value-to-outstanding-loan-principal-balance ratios ranging from 115% to 135%, which as at March 31, 2019 ranged from 133% to 182%. The vessel values used in calculating these ratios are the appraised values provided by third parties where available, or prepared by the Partnership based on second-hand sale and purchase market data. Since vessel values can be volatile, our estimate of market value may not be indicative of either the current or future price that could be obtained if the related vessel was actually sold. As at March 31, 2019, we and our affiliates were in compliance with all covenants relating to our credit facilities, term loans and finance leases.

As at March 31, 2019, our consolidated cash and cash equivalents were $122.6 million, compared to $149.0 million at December 31, 2018. Our total liquidity, which consists of cash, cash equivalents and undrawn credit facilities, was $322.1 million as at March 31, 2019, compared to $324.6 million as at December 31, 2018.

As at March 31, 2019, we had a working capital deficit of $37.6 million. We expect to manage our working capital deficit primarily with net operating cash flow and dividends from our equity-accounted joint ventures, debt refinancings, and, to a lesser extent, existing undrawn revolving credit facilities. As at March 31, 2019, we had undrawn revolving credit facilities of $199.5 million.

Cash Flows. The following table summarizes our cash flows for the periods presented:

(in thousands of U.S. Dollars)	Three Months Ended March 31,
	2019	2018
Net cash flow from operating activities	53,250	39,008
Net cash flow from financing activities	51,238	35,121
Net cash flow used for investing activities	(126,748)	(130,269)

Operating Cash Flows. Net cash flow from operating activities increased to $53.3 million for the three months ended March 31, 2019, from $39.0 million for the same period of the prior year, primarily due to: an increase in cash flows generated by the deliveries to us of the Magdala, Myrina, Megara, Bahrain Spirit, Sean Spirit and Yamal Spirit LNG carriers between February 2018 and January 2019; the Magellan Spirit being chartered-in from the Teekay LNG-Marubeni Joint Venture and commencing its charter-out employment in October 2018; the Torben Spirit earning a higher time-charter rate upon securing a contract extension in 2018; higher time-charter rates earned by our multi-gas vessels; and an increase in dividends from our equity-accounted joint ventures. These increases were partially offset by a decrease in cash flows due to more off-hire days in 2019 for scheduled dry dockings and repairs as compared to the same period of the prior year; and the sales of the Teide Spirit, African Spirit, European Spirit and Toledo Spirit conventional tankers between February 2018 and January 2019.

Net cash flow from operating activities depends upon the timing and amount of dry-docking expenditures, repair and maintenance activity, the impact of vessel additions and dispositions on operating cash flows, foreign currency rates, changes in interest rates, timing of dividends received from equity-accounted investments, fluctuations in working capital balances and spot market hire rates (to the extent we have vessels operating in the spot tanker market or our hire rates are partially affected by spot market rates). The number of vessel dry dockings tends to vary each period depending on the vessels’ maintenance schedule.

Our equity-accounted joint ventures are generally required to distribute all available cash to their owners. However, the timing and amount of dividends from each of our equity-accounted joint ventures may not necessarily coincide with the operating cash flow generated from each respective equity-accounted joint venture. The timing and amount of dividends distributed by our equity-accounted joint ventures are affected by the timing and amounts of debt repayments in the joint ventures, capital requirements of the joint ventures, as well as any cash reserves maintained in the joint ventures for operations, capital expenditures and/or as required under financing agreements.

Financing Cash Flows. Net cash flow generated from financing activities increased to $51.2 million for the three months ended March 31, 2019, from $35.1 million for the same period of the prior year, primarily due to: $158.7 million of net proceeds we received from the sale-leaseback financing transaction for the Yamal Spirit during the three months ended March 31, 2019, compared to $126.3 million in the same period in 2018 from the sale-leaseback financing transaction completed for the Magdala; and $3.2 million of lower debt prepayments and repayments primarily due to completion of refinancings during the three months ended March 31, 2019 and 2018. These increases in cash flows from financing activities during the three months ended March 31, 2019, were partially offset by: $9.5 million used to repurchase common units during the three months ended March 31, 2019; $5.1 million decrease in net proceeds from the issuance of long-term debt for refinancings completed in the three months ended March 31, 2019 and 2018 and the timing of drawdowns on certain of our existing debt facilities; and higher repayments of obligations related to finance leases of $4.2 million due to sale-leaseback financing transactions completed during 2018 and 2019.

Investing Cash Flows. Net cash flow used for investing activities decreased to $126.7 million for the three months ended March 31, 2019, compared to $130.3 million for the same period of the prior year, primarily due to $123.9 million of cash expenditures for vessels and equipment, primarily for newbuilding installment payments and shipbuilding supervision costs for our LNG carrier newbuildings, during the three months ended March 31, 2019, compared to $166.6 million during the same period of the prior year; and our contribution of $2.9 million to our equity-accounted joint ventures for the three months ended March 31, 2019, compared to $20.5 million contributed during the same period of the prior year, primarily to fund project expenditures in the Yamal LNG Joint Venture, the Bahrain LNG project, and the Pan Union Joint Venture, and for working capital requirements for the Teekay LNG-Marubeni Joint Venture. The decrease in cash used in investing activities was partially offset by the $54.4 million of proceeds received from the sale of our 50% ownership interest in the Excelsior Joint Venture in March 2018.

Contractual Obligations and Contingencies

The following table summarizes our contractual obligations as at March 31, 2019:

	Total	Remainder of 2019	2020	2021	2022	2023	Beyond 2023
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations:
Long-term debt:(1)
Scheduled repayments	583.5	81.4	102.7	71.4	58.9	55.2	213.9
Repayments at maturity	797.9	3.4	333.8	169.6	5.0	—	286.1
Commitments related to finance leases(2)	1,929.0	101.7	134.9	133.5	132.3	131.2	1,295.4
Commitments related to operating leases(3)	259.7	33.8	40.8	23.9	23.9	11.8	125.5
Newbuilding installments/shipbuilding supervision(4)	449.5	449.5	—	—	—	—	—
Total U.S. Dollar-denominated obligations	4,019.6	669.8	612.2	398.4	220.1	198.2	1,920.9
Euro-Denominated Obligations(5)
Long-term debt(6)	187.3	21.8	25.2	26.4	27.6	58.4	27.9
Total Euro-denominated obligations	187.3	21.8	25.2	26.4	27.6	58.4	27.9
Norwegian Kroner-Denominated Obligations(5)
Long-term debt(7)	353.6	—	115.9	139.1	—	98.6	—
Total Norwegian Kroner-Denominated obligations	353.6	—	115.9	139.1	—	98.6	—
Totals	4,560.5	691.6	753.3	563.9	247.7	355.2	1,948.8

(1)
Excludes expected interest payments of $38.6 million (remainder of 2019), $40.6 million (2020), $26.7 million (2021), $21.2 million (2022), $19.3 million (2023) and $64.9 million (beyond 2023). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR at March 31, 2019, plus margins on debt that has been drawn that range up to 3.25% (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge for certain of our variable-rate debt. In addition, the above table does not reflect scheduled debt repayments in our equity-accounted joint ventures.

(2)	Includes, in addition to lease payments, amounts we are required to pay to purchase the leased assets at the end of their respective lease terms.

(3)	We have corresponding leases whereby we are the lessor and expect to receive approximately $212.5 million under these leases from the remainder of 2019 to 2029.

(4)
In July 2014, the Yamal LNG Joint Venture, in which we have a 50% ownership interest, entered into agreements for the construction of six ARC7 LNG carrier newbuildings, of which two delivered in 2018 and the remaining four expected to be delivered during the remainder of 2019. As at March 31, 2019, our 50% share of the estimated remaining costs for the four remaining newbuildings totaled $400.0 million, of which the Yamal LNG Joint Venture had secured undrawn financing of $377 million based on our proportionate share of the remaining newbuilding installments included in the table above.

The Bahrain LNG Joint Venture, in which we have a 30% ownership interest, is developing an LNG receiving and regasification terminal in Bahrain. The project will be owned and operated under a 20-year agreement, which is expected to commence in the third quarter of 2019, with an estimated fully-built up cost of approximately $903 million. As at March 31, 2019, our 30% share of the estimated remaining costs included in the table above is $49.5 million, of which the Bahrain LNG Joint Venture has secured undrawn debt financing of $37 million related to our proportionate share.

(5)	Euro-denominated and NOK-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rates as of March 31, 2019.

(6)
Excludes expected interest payments of $1.6 million (remainder of 2019), $1.8 million (2020), $1.5 million (2021), $1.2 million (2022), $0.8 million (2023) and $0.3 million (beyond 2023). Expected interest payments are based on EURIBOR at March 31, 2019, plus margins that range up to 1.95%, as well as the prevailing U.S. Dollar/Euro exchange rate as of March 31, 2019. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt.

(7)
Excludes expected interest payments of $16.2 million (remainder of 2019), $18.8 million (2020), $10.8 million (2021), $5.8 million (2022), and $2.9 million (2023). Expected interest payments are based on NIBOR at March 31, 2019, plus margins that range up to 6.00%, as well as the prevailing U.S. Dollar/NOK exchange rate as of March 31, 2019. The expected interest payments do not reflect the effect of the related cross currency swaps that we have used as an economic hedge of our foreign exchange and interest rate exposure associated with our NOK-denominated long-term debt.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. The details of our equity-accounted investments are shown in “Item 18 – Notes to Consolidated Financial Statements: Note 6 – Equity-Accounted Investments” of our Annual Report on Form 20-F for the year ended December 31, 2018.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could materially differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in "Item 5 - Operating and Financial Review and Prospects - Critical Accounting Estimates" of our Annual Report on Form 20-F for the year ended December 31, 2018, are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties. For a further description of our critical accounting policies, please read "Item 5 - Operating and Financial Review and Prospects - Critical Accounting Estimates" and "Item 18 - Financial Statements: Note 1 - Summary of Significant Accounting Policies" in our Annual Report on Form 20-F for the year ended December 31, 2018. Other than what has been disclosed in "Item 1 - Financial Statements: Note 2 - Accounting Pronouncements, there have been no significant changes in accounting estimates and assumptions from those discussed in the Form 20-F.

At March 31, 2019, we had two reporting units with goodwill attributable to them. Based on conditions that existed at March 31, 2019, we do not believe that there is a reasonable possibility that the goodwill attributable to these reporting units might be impaired. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the following section entitled Forward-Looking Statements.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three months ended March 31, 2019 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	the expected timing and completion of dry dock activities;

•	Teekay Corporation's in-charter of the Magellan Spirit and our novation and continued charter of the vessel;

•	the future resumption of an LNG plant in Yemen operated by YLNG and payment of deferred amounts for our two 52%-owned vessels on charter to YLNG;

•	the expected commencement date of the charter contracts for the Arwa Spirit and Marib Spirit LNG carriers in the Teekay LNG-Marubeni Joint Venture;

•	our expectations regarding the accounting treatment for the warranty claim settlement with a shipyard;

•
our liquidity needs, including our anticipated funds and sources of financing for liquidity and working capital needs and the sufficiency of cash flows, and out estimation that we will have sufficient liquidity for at least a one-year period;

•	the expected timing of deliveries of the four ARC7 LNG carrier newbuildings in the Yamal LNG Joint Venture;

•	expected interest payments; and

•	the expected timing and cost of the LNG receiving and regasification terminal in Bahrain.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words believe, anticipate, expect, estimate, project, will be, will continue, will likely result, plan, intend or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in the financial stability of our charterers; changes in our expenses; potential for early termination of long-term contracts and our ability to renew or replace long-term contracts; our ability to secure charter contracts for our vessels; loss of any customer, time-charter contract or vessel; shipyard production or vessel delivery delays; our ability to fund our liquidity needs during the next 12 months, including our ability to obtain required debt finance and access additional cash and capital; our and our joint ventures’ potential inability to raise financing for existing newbuildings, to refinance our or their debt maturities, or to purchase additional vessels; our exposure to interest rate and currency exchange rate fluctuations; conditions in the public equity and debt markets; LNG or LPG project delays or abandonment; potential failure of the Yamal LNG Project to be completed for any reason, which may affect partners in the project; potential delays or cancellation of the Yamal LNG Project; the potential inability of customers to make payments under charter contracts; the potential failure of the YLNG project in Yemen to recommence operations or for YLNG to pay deferred charter hire amounts; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2018. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
MARCH 31, 2019
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
None
Item 1A – Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information-Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2018, which could materially affect our business, financial condition or results of operations.
Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
None
Item 3 – Defaults Upon Senior Securities
None
Item 4 – Mine Safety Disclosures
None
Item 5 – Other Information
None
Item 6 – Exhibits
None

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:

•	REGISTRATION STATEMENT ON FORM S-8 (NO.333-124647) FILED WITH THE SEC ON MAY 5, 2005

•	REGISTRATION STATEMENT ON FORM F-3 (NO.333-190783) FILED WITH THE SEC ON AUGUST 22, 2013

•	REGISTRATION STATEMENT ON FORM F-3 (NO.333-220967) FILED WITH THE SEC ON OCTOBER 16, 2017

•	REGISTRATION STATEMENT ON FORM F-3 (NO.333-225584) FILED WITH THE SEC ON JUNE 12, 2018

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

	By:	Teekay GP L.L.C., its general partner

Date: May 28, 2019	By:	/s/ Edith Robinson
Edith Robinson
Secretary